As filed with the Securities and Exchange Commission on
                               November 20, 1996


                         Registration No. 333-5529
                                          --------
  =============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-4
                      =====================================

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

                            PRE-EFFECTIVE AMENDMENT NO. 2
                                                       ---
                            POST-EFFECTIVE AMENDMENT NO. __

           REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940 [X]


                            PRE-EFFECTIVE AMENDMENT NO. 2
                                                       ---
                            POST-EFFECTIVE AMENDMENT NO. __

                      =====================================


               AMERITAS LIFE INSURANCE CORP. SEPARATE ACCOUNT LLVA
                           (EXACT NAME OF REGISTRANT)

                      =====================================


                          AMERITAS LIFE INSURANCE CORP.
                                    Depositor
                                 5900 "O" Street
                             Lincoln, Nebraska 68510

                      =====================================

                               NORMAN M. KRIVOSHA
                       Executive Vice President, Secretary
                          and Corporate General Counsel
                          Ameritas Life Insurance Corp.
                                 5900 "O" Street
                             Lincoln, Nebraska 68510

                      =====================================


     Approximate   date  of   proposed  public   offering:    As  soon   as
     practicable after effective date of the Registration Statement.

     Flexible  Premium   Variable  Annuity   Policies  --   Registrant   is
     registering an  indefinite  amount of  securities  pursuant  to   Rule
     24-f-2  under the  Investment  Company Act  of 1940.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                    OVERTURE
                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

PART A
FORM N-4      ITEM                               HEADING IN PROSPECTUS

Item 1.       Cover Page.........................Cover Page
Item 2.       Definitions........................Definitions
Item 3.       Synopsis or Highlights.............Fee Table; Highlights
Item 4.       Condensed Financial  Information...Condensed Financial Information
Item 5.       General Description of Registrant,
              Depositor, and Portfolio Companies
              a) Depositor.......................Ameritas Life Insurance Corp.
              b) Registrant......................The Separate Account
              c) Portfolio Company...............The Funds
              d) Prospectus......................The Funds
              e) Voting..........................Voting Rights
              f) Administrator...................N/A
Item 6.       Deductions and Expenses
              a) Deductions......................Fee Table; Highlights; Charges
                                                 and Deductions
              b) Sales load......................N/A
              c) Special purchase plans..........N/A
              d) Commissions.....................Distribution of the Policies
              e) Portfolio company deductions and
                 expenses........................The Funds; Fund Investment
                                                 Advisory Fees and Expenses
              f) Registrant's Operating Expenses.N/A
Item 7.          General Description of Variable
                 Annuity Contracts
              a) Rights .........................Highlights; Policy Features,
                                                 Annuity Period; General
                                                 Provisions; Voting Rights
              b) Provisions and limitations......Highlights; Allocation of
                                                 Premium; Transfers Among the
                                                 Portfolios and the Fixed
                                                 Account; Systematic Programs
              c) Changes in contracts or
                 operations......................Addition, Deletion, or
                                                 Substitution of Investments;
                                                 Policy Features; Voting Rights
              d) Contractowner inquiries.........Owner Inquiries
Item 8.          Annuity Period
              a) Level of benefits...............Highlights; Allocation of
                                                 Premium; Annuity Income Options
              b) Annuity commencement date.......Annuity Date
              c) Annuity payments................Highlights; Annuity Income
                                                 Options
              d) Assumed investment return.......Annuity Income Options
              e) Minimums........................Annuity Income Options
              f) Rights to change options or
                 transfer investment base........Annuity Income Options
Item 9.       Death Benefit
              a) Death benefit calculation.......Highlights; Death of Annuitant;
                                                 Death of Owner; Annuity Income
                                                 Options
              b) Forms of benefits...............Highlights; Death of Annuitant;
                                                 Death of Owner; Annuity Income
                                                 Options
Item 10.      Purchases and Contract Values
              a) Procedures for purchases........Cover Page; Highlights; Policy
                                                 Purchase and Premium Payment;
                                                 Accumulation Value
              b) Accumulation unit value.........Accumulation Value
              c) Calculation of accumulation unit
                 value...........................Accumulation Value; Policy
                                                 Purchase and Premium Payment
              d) Principal underwriter...........Distribution of the Policies

Item 11.      Redemptions
              a) Redemption procedures...........Highlights; Withdrawals and
                                                 Surrenders
              b) Texas Optional Retirement
                 Program.........................N/A
              c) Delay...........................Deferment of Payment
              d) Lapse...........................N/A
              e) Revocation rights...............Highlights; Free Look Privilege
Item 12.      Taxes
              a) Tax consequences................Tax Charges; Federal Tax
                                                 Matters
              b) Qualified plans.................Federal Tax Matters
              c) Impact of taxes.................Tax Charges
Item 13.      Legal Proceedings .................Legal Proceedings
Item 14.      Table of Contents of Statement of
              Additional Information.............Table of Contents of Statement
                                                 of Additional Information

PART B
FORM N-4      ITEM                               HEADING IN STATMENT OF
                                                 ADDITIONAL INFORMATION

Item 15.      Cover page.........................Cover page
Item 16.      Table of Contents..................Table of Contents
Item 17.      General Information and History....General Information and History
Item 18.      Services
              a) Fees, expenses and costs paid
                 by other than depositor or
                 registrant......................N/A
              b) Management-related services.....N/A
              c) Custodian and independent public
                 accountant......................Safekeeping of Account Assets;
                                                 Experts
              d) Other custodianship.............N/A
              e) Administrative servicing agent..N/A
              f) Depositor as  principal
                 underwriter.....................N/A
Item 19.      Purchase of Securities Being Offered
              a) Manner of Offering..............N/A
              b) Sales load......................N/A
Item 20.      Underwriters
              a) Depositor or affiliate as
                 principal underwriter...........Distribution of the Policy
              b) Continuous offering.............Distribution of the Policy
              c) Underwriting commissions........N/A
                 d) Payments of underwriter......N/A
Item 21.      Calculation of Performance Data....Calculation of Performance Data
Item 22.      Annuity Payments...................N/A
Item 23.      Financial Statements
              a) Registrant......................Financial Statements
              b) Depositor.......................Financial Statements

--------------------------------------------------------------------------------
                                            Ameritas Life Insurance Company Logo
PROSPECTUS


FLEXIBLE PREMIUM                                 5900 "O" Street, P.O. Box 81889
VARIABLE ANNUITY                                              Lincoln, NE  68501
--------------------------------------------------------------------------------

This Prospectus describes a no sales load/no surrender charge flexible premium variable annuity policy contract ("Policy") offered by Ameritas Life Insurance Corp. ("Ameritas"). The Policy provides a vehicle for investing on a tax-deferred basis for retirement savings or other long-term purposes.

You may purchase a Policy for $2,000 or more. Minimum additional subsequent premiums may be $250 or more; smaller amounts may be accepted by automatic bank draft or at the discretion of Ameritas.


You may direct that premiums accumulate on a variable basis in one or more of the ten Subaccounts of the Ameritas Life Insurance Corp. Separate Account LLVA ("Separate Account") or on a fixed basis in the Fixed Account, or on a combination variable and fixed basis. Assets of each Subaccount are invested in a corresponding Portfolio of Strong Variable Insurance Funds, Inc., ("Strong VIF") Strong Special Fund II, Inc., (Strong VIF and Strong Special Fund II, Inc. are referred to collectively as "Strong"), Berger Institutional Products Trust ("Berger IPT") or Neuberger & Berman Advisers Management Trust ("Neuberger & Berman AMT") (collectively, the "Funds"). In this Separate Account, Strong VIF offers two Portfolios: Strong International Stock Fund II, and Strong Growth Fund II; Strong Special Fund II, Inc. is also offered; Berger IPT offers two
Portfolios: Berger IPT-100 Fund and Berger IPT-Small Company Growth Fund; Neuberger & Berman AMT offers five Portfolios: Liquid Asset, Limited Maturity Bond, Growth, Partners, and Balanced.


The Accumulation Value is allocated to the Liquid Asset Portfolio for 13 days after the Issue Date; the accumulation value is then reallocated as you direct. There is a free-look period in which you may return the Policy for a refund.

The Accumulation Value will vary with the performance of the Portfolios you select. You bear all investment risk. Results for the Portfolios are not guaranteed. Values in the Fixed Account are guaranteed by Ameritas.

You may select a date on which Annuity Payments are to commence. Prior to that date, a surrender may be made at any time, and withdrawals are allowed, although in most instances withdrawals made prior to age 59 1/2 are subject to a 10% federal penalty tax. The Policy offers a number of ways of withdrawing monies after the Annuity Date, including a lump sum payment and several Annuity Income Options.

This prospectus contains information you should know before investing; it must be accompanied by current prospectuses for Strong, Berger IPT, and Neuberger & Berman AMT. Read the prospectuses carefully and retain them for future reference. A Statement of Additional Information, which has the same date as this prospectus, has been filed with the Securities and Exchange Commission; it is incorporated herein by reference and is available free by writing Ameritas at the address above. The table of contents of the Statement of Additional Information appears at the end of this prospectus.

These securities are not deposits with, or obligations of, or guaranteed or endorsed by, any financial institution; and the securities are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. These securities involve investment risk, including the possible loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ______________.


(RED HERRING MATERIAL - PRINTED ON RIGHT SIDE OF PAGE IN RED)


                      SUBJECT TO COMPLETION NOVEMBER 20, 1996
The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

--------------------------------------------------------------------------------

                                                                      NLVA     1

                                TABLE OF CONTENTS

                                                                          Page

DEFINITIONS...............................................................  3
HIGHLIGHTS................................................................  4
FEE TABLE.................................................................  6
CONDENSED FINANCIAL INFORMATION...........................................  8
PERFORMANCE DATA..........................................................  8
AMERITAS, THE SEPARATE ACCOUNT AND THE FUNDS..............................  8
       Ameritas Life Insurance Corp.......................................  8
       The Separate Account...............................................  9
       The Funds..........................................................  9
       Investment Objectives and Policies................................. 10
THE FIXED ACCOUNT......................................................... 10
POLICY FEATURES........................................................... 11
       Control of the Policy.............................................. 11
       Policy Purchase and Premium Payment................................ 11
       Allocation of Premium.............................................. 12
       Accumulation Value................................................. 12
       Transfers Among the Portfolios and the Fixed Accout................ 12
       Systematic Programs................................................ 13
       Withdrawals and Surrenders......................................... 13
       Free Look Privilege................................................ 14
CHARGES AND DEDUCTIONS.................................................... 14
       Administrative Charges............................................. 14
       Mortality and Expense Risk Charge.................................. 14
       Tax Charges........................................................ 15
       Fund Investment Advisory Fees and Expenses......................... 15

ANNUITY PERIOD............................................................ 15
       Annuity Date....................................................... 15
       Annuity Income Options............................................. 16
FEDERAL TAX MATTERS....................................................... 17
       Taxation of Annuities in General................................... 17
       Nonqualified Policies.............................................. 17
       Qualified Policies................................................. 17
GENERAL PROVISIONS........................................................ 18
       Annuitant's Beneficiary............................................ 18
       Death of Annuitant................................................. 18
       Death of Owner..................................................... 19
       Addition, Deletion or Substitution of Investments.................. 19
       Deferment of Payment............................................... 19
       Owner Inquiries.................................................... 20
       Contestability..................................................... 20
       Misstatement of Age or Sex......................................... 20
       Reports and Records................................................ 20
DISTRIBUTION OF THE POLICIES.............................................. 20
SAFEKEEPING OF THE ACCOUNT'S ASSETS....................................... 20
THIRD PARTY SERVICES...................................................... 21
VOTING RIGHTS............................................................. 21
LEGAL PROCEEDINGS......................................................... 21
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION.................. 21


     The Policy, certain provisions, and certain Portfolios are not available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON MAY MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

2     NLVA

                                   DEFINITIONS



ACCUMULATION UNIT. A unit used to measure the value of the Policy prior to the Annuity Date. Analogous, though not identical, to a share owned in a mutual fund account.

ACCUMULATION UNIT PRICE. The value of each Accumulation Unit is calculated each Valuation Period. Analogous, though not identical, to the share price (net asset value) of a mutual fund.

ACCUMULATION VALUE. The value of all amounts accumulated under the Policy prior to the Annuity Date. On the Issue Date, the Accumulation Value is equal to the initial premium, less any premium tax, plus any interest credited based on the Liquid Asset Portfolio value as of the Policy Date.

AMERITAS. ("We, Us, Our") Ameritas Life Insurance Corp., a mutual life insurance company domiciled in Nebraska since 1887.

ANNUITANT. The person upon whose life expectancy the Policy is written. The Annuitant may also be the Owner of the Policy.

ANNUITANT'S BENEFICIARY. The person to whom any benefits are paid upon the Annuitant's death.

ANNUITY DATE.  The date on which Annuity Payments begin.

ANNUITY INCOME OPTION. A method of receiving Annuity Payments after the Annuity Date.

ANNUITY PAYMENT. One of a series of payments paid to the Annuitant under an Annuity Income Option.

EFFECTIVE DATE. The Valuation Date on which premiums are applied to purchase a Policy.

FIXED ACCOUNT. A part of Ameritas' general account to which all or a portion of premiums may be allocated for accumulation at fixed rates of interest.

FUNDS. Strong, Berger IPT and Neuberger & Berman AMT are the Funds available for investment as of the date of this prospectus. The Funds have one or more Portfolios; each Portfolio corresponds to one of the Subaccounts of the Separate Account.

ISSUE DATE. The date all financial, contractual and administrative requirements have been met to issue the Policy. The free look period begins on this date.

NET PREMIUM. The Premium Payment less the premium tax (if imposed by the state in which the Policy is delivered).

NONQUALIFIED POLICIES. Policies that do not qualify for special federal income tax treatment.

OWNER. ("You") The person or entity in whose name the Policy is issued (or as subsequently changed) who has the privileges stated in the Policy, including the right to make allocations or change beneficiaries. If a Policy has been absolutely assigned, the assignee is the Owner. A collateral assignee is not the Owner.

OWNER'S DESIGNATED BENEFICIARY. The person designated by the Owner to whom Policy ownership passes upon the Owner's death.

POLICY. The no sales load/no surrender charge variable annuity contract offered by Ameritas and described in this prospectus.

POLICY DATE. The date used to determine Policy anniversary dates and Policy Years. On the Issue Date, the Policy Date will be the date two days after Ameritas received the application and initial premium. If the Policy Date would fall on the 29th, 30th or 31st of a month, the Policy Date will be set at the 28th day of that month.




                                                                      NLVA     3

POLICY YEAR. The period from one Policy anniversary date until the next Policy anniversary date.

PORTFOLIO. One of the separate investment Portfolios of the Funds in which the Separate Account invests. Each Portfolio is a Subaccount of the Separate Account. In this Separate Account, Strong VIF offers two Portfolios: Strong International Stock Fund II, and Strong Growth Fund II; Strong Special Fund II, Inc. is also offered; Berger IPT offers two Portfolios: Berger IPT-100 Fund and Berger IPT-Small Company Growth Fund; Neuberger & Berman AMT offers five
Portfolios: Liquid Asset, Limited Maturity Bond, Growth, Partners, and Balanced. In this prospectus, Portfolio will also be used to refer to the Subaccount that invests in the corresponding Portfolio.


PREMIUM PAYMENT. An amount paid to purchase a Policy or to increase the investment in the Policy.

QUALIFIED POLICIES. Policies owned inside certain qualified plans as defined under the Internal Revenue Code of 1986, as amended, such as IRA's and Pension Trusts.

SATISFACTORY PROOF OF DEATH. All of the following must be submitted: (1) A certified copy of the death certificate; (2) A Claimant Statement; (3) The Policy; and (4) Any other information that Ameritas may require to establish the validity of the claim.

SEPARATE ACCOUNT. Ameritas Life Insurance Corp. Separate Account LLVA, an account established by Ameritas to receive and invest premiums paid under the Policy. Assets in the Separate Account are segregated from the general assets of Ameritas.

SUBACCOUNT. A subdivision of the Separate Account which invests in shares of a specified Portfolio of the Funds.

VALUATION DATE. Each day that the New York Stock Exchange (NYSE) is open for trading.

VALUATION PERIOD. The period between two successive Valuation Dates, commencing at the close of trading on the NYSE on one Valuation Date and ending at the close of trading on the next Valuation Date.



                                   HIGHLIGHTS

For an explanation of capitalized terms, refer to "Definitions", Page 3.

THE POLICY

The purpose of the Policy is to allow you, the Owner, to accumulate funds on a tax-deferred basis by investing in one or more investment Portfolios managed by Strong, Berger IPT or Neuberger & Berman AMT for retirement or other purposes. The tax-deferral feature is most attractive to investors who have exhausted other avenues for tax-deferred investing.

PURCHASING A POLICY


You may purchase a Policy with a complete application and a minimum initial premium of $2,000 or more. Subsequent premiums must be at least $250. Smaller premiums may be accepted on automatic bank draft or at the discretion of Ameritas. Page 11.


INVESTMENT CHOICES


In this Separate Account, Strong VIF offers two Portfolios: Strong International Stock Fund II, and Strong Growth Fund II; and Strong Special Fund II, Inc. is also offered; Berger IPT offers two Portfolios: Berger IPT-100 Fund and Berger IPT-Small Company Growth Fund; Neuberger & Berman AMT offers five Portfolios:
Liquid Asset, Limited Maturity Bond, Growth, Partners, and Balanced. The assets of each Portfolio are held separately from the other Portfolios; each has distinct investment objectives and policies which are described in the accompanying prospectuses for the Funds. The investment performance of the Portfolios is not guaranteed. Page 9.

Premiums allocated to the Fixed Account are placed in the general account of Ameritas and receive a guaranteed interest rate. Page 10.


ALLOCATION OF PREMIUM


Your Accumulation Value is allocated to the Liquid Asset Portfolio. At the end of the free look period, the Accumulation Value is allocated among the Portfolios or Fixed Account according to your instructions on the application. Allocations may be changed at any time with no charge. Page 12.


4     NLVA

CHARGES AND DEDUCTIONS


There are no sales loads or surrender charges. The costs in the Policy include mortality and expense risk ("M&E") charges; an annual policy fee to cover the cost to administer the Policy; and investment advisory and other fees imposed by the Funds. State premium taxes, if any, are deducted upon receipt of premium, upon annuitization, or upon withdrawal, according to the laws of the state of jurisdiction. A $10 transfer fee may be charged for each transfer over the 15 free transfers allowed each Policy Year. Page 14.


TRANSFERS AMONG PORTFOLIOS


You may transfer funds among the Portfolios up to 15 times per year free of charge. Additional transfers may be subject to a transfer charge (maximum $10 per additional transfer). Minimum transfer amount is $250, or if less, the entire value of the Portfolio from which the transfer is made. The minimum amount which can remain in a Portfolio as a result of a transfer is $100. Certain restrictions apply to transfers from the Fixed Account. Systematic programs, which provide for the automatic transfer of funds, such as Portfolio Rebalancing, Dollar Cost Averaging, and Earnings Sweep may be offered. Page 12.


WITHDRAWALS


You may withdraw all or part of the Accumulation Value before the earlier of the Annuity Date or the Annuitant's death. Withdrawals must be at least $250. Systematic withdrawals may be scheduled at 12 per year. Withdrawals made prior to age 59 1/2 may be subject to a 10% federal tax penalty. There is no withdrawal charge. Page 13.


ANNUITY INCOME OPTIONS

Beginning on the Annuity Date, the Policy provides for lump sum payment, or for periodic annuity payments to be paid to the Annuitant, based on the Accumulation Value on that date. You may select from a number of Annuity Income Options. You also have some flexibility in choosing an Annuity Date.

Page 16.


DEATH BENEFIT

If the Annuitant dies before the Annuity Date, the death benefit becomes payable to the Annuitant's Beneficiary upon proof of death. Ameritas guarantees that the death benefit payable upon death of the Annuitant prior to the Annuity Date will be the greater of the Accumulation Value or the premium payments made. The death benefit may be paid in a lump sum or under an Annuity Income Option.

Page 18.

If the Owner dies prior to the Annuity Date, the Owner's entire interest in the Policy must generally be distributed to the Owner's Designated Beneficiary within five years after the date of death. Under special rules, if the Owner's interest is payable to the surviving spouse of the Owner, the Policy may be continued with the surviving spouse treated as the Owner. Page 19.


FREE LOOK PERIOD


You may cancel the Policy within 10 days after you receive it (except in some states which may require a longer period). To cancel, you must return the Policy. When the Policy is received by Ameritas, you will be reimbursed all premiums paid or the premiums adjusted by investment gains or losses, whichever is more. Page 14.




                                                                     NLVA     5

                                    FEE TABLE

The following illustrates the expenses you will bear as Owner, excluding possible state premium taxes. For a complete discussion of expenses, see "Charges and Deductions" and the Funds' prospectuses.

OWNER TRANSACTION EXPENSES
       Sales Load Imposed.................................................None
       Surrender Charge...................................................None
       Withdrawal Charge..................................................None
       Transfer Fee (after 15 free transfers per Policy year). ...........$10

ANNUAL POLICY FEE (maximum of $40, currently $25).........................$25

SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)
       Mortality and Expense Risk Fees (M&E). . . . . . . . . . 0.75% current
                                                                0.95% guaranteed
FUND MANAGEMENT FEES

Fee information relating to the underlying Funds was provided to Ameritas by the underlying Funds. Ameritas has not independently verified the information received from the underlying Funds.

STRONG ANNUAL EXPENSES

                            INVESTMENT ADVISORY
PORTFOLIO                       & MANAGEMENT      OTHER EXPENSE         TOTAL


Growth Fund II                     1.00%              1.00%*            2.00%
International Stock Fund II        1.00%              1.00%*            2.00%
Special Fund II                    1.00%               .20%             1.20%

* "Other" expenses for International Stock Fund II, and Growth Fund II are estimated on an annualized basis. Growth Fund II was unfunded as of the date of this prospectus. Only the Special Fund II and the International Stock Fund II were funded as of December 31, 1995.


BERGER IPT ANNUAL EXPENSES

                            INVESTMENT ADVISORY
PORTFOLIO                       & MANAGEMENT      OTHER EXPENSE         TOTAL

100 Fund                            .75%               .22%**           .97%**
Small Company Growth                .90%               .22%**          1.12%**

**  Based on estimated expenses for the Funds' first year of operations.


NEUBERGER & BERMAN AMT ANNUAL EXPENSES***


                       INVESTMENT MANAGEMENT
PORTFOLIO              & ADMINISTRATION FEES    OTHER EXPENSES         TOTAL

Liquid Asset****                .30%                 .71%              1.01%
Limited Maturity                .65%                 .10%               .75%
Growth                          .84%                 .10%               .94%
Partners                        .85%                 .30%              1.15%
Balanced                        .85%                 .19%              1.04%


*** 12/31/95 fiscal year end. Some expenses have been adjusted to reflect certain increases in operating expenses expected in 1996.

****  Expenses  reflect  expense   reimbursement.   (See  below).   Absent  such
reimbursement, the total annual expenses would have been 1.36%.


6     NLVA

Strong Capital Management, Inc. is the investment advisor for the Strong Funds. From time to time, Strong Capital Management, Inc., may voluntarily waive all or a portion of its management fee and/or absorb certain expenses for the Fund without further notification of the commencement or termination of any such waiver or absorption. Any such waiver or absorption will have the effect of lowering the overall expense ratio of the Fund and increasing the Fund's return to investors at the time such amounts were waived and/or absorbed.

Berger Associates provides investment advisory services to the Berger IPT Funds available in the Separate Account. Berger Associates has agreed to waive its advisory fee to the extent that normal operating expenses in any fiscal year, including the management fee but excluding brokerage commissions, interest, taxes and extraordinary expenses, of Berger IPT-100 Fund exceed 1.00%, and the normal operating expenses in any fiscal year of the Berger IPT-Small Company Growth Fund exceed 1.15%, of the respective Fund's average daily net assets.

Neuberger & Berman Advisers Management Trust (the "Trust") is divided into portfolios ("Portfolios"), each of which invests all of its net investable assets in a corresponding series ("Series") of Advisers Managers Trust. Expenses in the above table reflect expenses of the Portfolios and include each Portfolio's pro rata portion of the operating expenses of each Portfolio's corresponding Series. The Portfolios pay Neuberger & Berman Management, Inc. ("NBMI") an administration fee based on the Portfolio's net asset value. Each Portfolio's corresponding Series pays NBMI a management fee based on the Series' average daily net assets. Accordingly, the table above combines management fees at the Series level and administration fees at the Portfolio level in a unified fee rate.

NBMI provides investment management services to each Series that include, among other things, making and implementing investment decisions and providing facilities and personnel necessary to operate the Series. NBMI provides administrative services to each Portfolio that include furnishing similar facilities and personnel to the Portfolio. With the Portfolio's consent, NBMI is authorized to subcontract some of its responsibilities under its administration agreement with the Portfolio to third parties.

Each Portfolio bears all expenses of its operations other than those borne by NBMI as administrator of the Portfolio and as distributor of its shares. Each Series bears all expenses of its operations other than those borne by NBMI as investment manager of the Series. These expenses include, but are not limited to, for the Portfolios and the Series, legal and accounting fees and compensation for trustees who are not affiliated with NBMI; for the Portfolios, transfer agent fees and the cost of printing and sending reports and proxy materials to shareholders; and for the Series, custodial fees for securities. Any expenses which are not directly attributable to a specific Series are allocated on the basis of the net assets of the respective Series.

NBMI has undertaken to limit the above listed Portfolio's expenses by reimbursing each Portfolio for its operating expenses and its pro rata share of its corresponding Series' operating expenses, excluding the compensation of NBMI (with respect to all Portfolios but the Liquid Asset Portfolio), taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed 1% of the Portfolio's average daily net asset value. This undertaking is subject to termination on 60 days' prior written notice to the Portfolio.

The effect of any expense limitation by NBMI is to reduce operating expenses of a Portfolio and its corresponding Series and thereby increase total return.

EXAMPLE: The following example illustrates expenses you would incur at the end of a one or three-year period on a hypothetical $1,000 allocation to each Portfolio assuming a 5% annual return. The example reflects expenses of the Separate Account and the Portfolio, but does not reflect premium taxes which may apply. The information presented applies whether or not the Policy is (1) surrendered; (2) annuitized; or (3) not surrendered or annuitized.

                                         1 Year                3 Years
STRONG


Growth Fund II                             $28                    $87
International Stock Fund II                $28                    $87
Special Fund II                            $20                    $63



                                                                      NLVA     7

BERGER IPT

100 Fund                                   $18                    $56
Small Company Growth                       $20                    $60

NEUBERGER & BERMAN AMT

Liquid Asset                               $18                    $57
Limited Maturity                           $16                    $48
Growth                                     $17                    $54
Partners                                   $21                    $66
Balanced                                   $18                    $56

The examples assume an average $30,000 annuity investment. These examples should not be considered a representation of past or future expenses, performance or return. Actual expenses and/or returns may be greater or less than those shown.



                         CONDENSED FINANCIAL INFORMATION

The financial statement for Ameritas (as well as auditors' report thereon) is in the Statement of Additional Information.

No condensed financial information or financial statements are included for the Separate Account because the Separate Account had not yet commenced operations, had no assets or liabilities, and had received no income nor incurred any expenses as of the date of this prospectus.


                                PERFORMANCE DATA

Separate Account LLVA may advertise certain information regarding the performance of the Subaccounts. Performance data may be advertised as average annual total return and/or cumulative total return. The Liquid Asset Subaccount may advertise yield and/or effective yield. The yield figures are based on historical earnings and are not intended to indicate future performance. Other Subaccounts may advertise current yield. Details on how performance measures are calculated for the Subaccounts are found in the Statement of Additional Information. Performance advertising will reflect the mortality and expense risk charge and the annual policy fee.


                  AMERITAS, THE SEPARATE ACCOUNT AND THE FUNDS

AMERITAS LIFE INSURANCE CORP.

Ameritas Life Insurance Corp. ("Ameritas") is a mutual life insurance company domiciled in Nebraska since 1887. Ameritas and its subsidiaries are currently licensed to sell life insurance and annuities in 50 states and the District of Columbia. The Home Office of Ameritas is at 5900 "O" Street, P.O. Box 81889, Lincoln, Nebraska 68501.

Ameritas and subsidiaries had total assets at December 31, 1995 of over $2.4 billion. Ameritas enjoys a long standing A+ ("Superior") rating from A.M. Best, an independent firm that analyzes insurance carriers. Ameritas also has been rated A ("Excellent") by Weiss Research, Inc., and an AA ("Excellent") rating from Standard & Poor's for claims-paying ability.

Ameritas Investment Corp., the principal underwriter of the policies, may publish in advertisements and reports to Policyowners, the ratings and other information assigned to Ameritas by one or more independent rating services and charts and other information concerning dollar cost averaging, portfolio rebalancing, earnings sweep, tax-deference, diversification, asset allocation, and other investment methods. Ameritas may also publish information about Veritas, the direct-to-the-consumer Division of Ameritas. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of Ameritas. The ratings do not relate to the performance of the separate account.

8     NLVA

THE SEPARATE ACCOUNT

Ameritas Life Insurance Corp. Separate Account LLVA ("Separate Account") was established under Nebraska law on October 26, 1995 to receive and invest premiums paid under the Policy. Assets of the Separate Account are held separately from all other assets of Ameritas and are not chargeable with liabilities from any other business Ameritas may conduct. Income, gains, or losses of the Separate Account are credited without regard to other income, gains, or losses of Ameritas.

The Separate Account purchases and redeems shares from the Funds at net asset value. Shares are redeemed for Ameritas to pay withdrawals and surrenders, collect charges, and transfer assets from one Portfolio to another, or to the Fixed Account, as requested by the Owner. Any dividend or capital gain distribution received from a Portfolio is immediately invested at net asset value in shares of that Portfolio and held as assets of the corresponding Subaccount.

All obligations arising under the Policies are liabilities of Ameritas. Ameritas will always keep assets in the Separate Account of a total market value at least equal to the reserve and other contract liabilities of the Separate Account. To the extent that assets in the Separate Account exceed Ameritas' liabilities in the Separate Account, Ameritas may withdraw excess assets to cover general account obligations.

The Separate Account is a unit investment trust registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). Such registration does not signify that the SEC supervises the management, investment practices or policies of the Separate Account.


THE FUNDS


The Funds currently available are: Strong, Berger IPT and Neuberger & Berman AMT. Each Fund is registered with the SEC under the 1940 Act as an open-ended diversified management investment company or a series thereof. There are currently ten Subaccounts within the Account, each investing only in a corresponding Portfolio of the Funds. Three Portfolios of Strong, two Portfolios of Berger IPT, and five Portfolios of Neuberger & Berman AMT are offered for investment in the Policy.


The assets of each Portfolio of the Funds are held separate from the assets of the other Portfolios. Thus, each Portfolio operates as a separate investment, and the income or losses of one Portfolio generally do not affect the investment of any other Portfolio.

The investment objectives and policies of each Portfolio are summarized below. There is no assurance that any Portfolio will achieve stated objectives. More detailed information, including a description of investment risks, investment advisory services, total expenses and charges is in the prospectuses of the Funds, which accompany this Prospectus. These prospectuses should be read in conjunction with this Prospectus and retained. All underlying Fund information, including Fund prospectuses, has been provided to Ameritas by the Funds. Ameritas has not independently verified this information.

You should periodically reconsider your allocation among the Portfolios in light of current market conditions and the investment risks attendant to investing in the Portfolios.

Strong, Berger IPT and Neuberger & Berman AMT may be made available for variable annuity or variable life insurance contracts of various insurance companies. Though unlikely, there is a possibility that a material conflict could arise between the interests of the Separate Account and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing separate accounts from the Funds, to resolve the matter. See the prospectuses of the Funds for more information.



                                                                      NLVA     9

Investment Objectives and Policies of the Funds' Portfolios

There is no assurance that a Portfolio will achieve its stated objective.


Strong

STRONG GROWTH FUND II seeks capital growth. It invests primarily in equity securities that its advisor believes have above-average growth prospects.

STRONG INTERNATIONAL STOCK FUND II seeks capital growth. It invests primarily in the equity securities of issuers located outside the United States.


STRONG SPECIAL FUND II seeks capital growth. It invests primarily in equity securities and currently emphasizes investments in medium-sized companies that its advisor believes are under-researched and attractively valued.


Berger IPT

BERGER IPT-100 FUND seeks long-term capital appreciation. Current income is not an investment objective. The Fund places primary emphasis on established companies which it believes to have favorable growth prospects, regardless of the company's size. Common stock usually constitutes all or most of the Fund's investment portfolio, but the Fund remains free to invest in securities other than common stocks.

BERGER IPT-SMALL COMPANY GROWTH FUND seeks capital appreciation. It invests principally in a diversified group of equity securities of small growth companies with market capitalization of less than $1 billion at the time of initial purchase.



Neuberger & Berman Advisers Management Trust


LIQUID  ASSET  seeks the  highest  current  income  consistent  with  safety and
liquidity.   Principal  series   investments  are   high-quality   Money  Market
instruments of government and non-government issuers.

LIMITED MATURITY BOND PORTFOLIO seeks the highest current income consistent with low risk to principal and liquidity; and secondarily, total return. Principal series investments are short-to-intermediate term debt securities, primarily investment grade.

GROWTH PORTFOLIO seeks capital appreciation, without regard to income. Principal series investments are common stocks.

PARTNERS PORTFOLIO seeks capital growth. Principal series investments are common stocks and other equity securities of established companies.

BALANCED PORTFOLIO seeks long-term capital growth and reasonable current income without undue risk to principal. Principal series investments are common stocks and short-to-intermediate term debt securities, primarily investment grade.



                                THE FIXED ACCOUNT

You may allocate all or a portion of your Premium Payments and make transfers to the Fixed Account. Amounts in the Fixed Account earn a fixed rate of interest guaranteed by Ameritas never to be less than 3.0%.


10     NLVA

Amounts allocated to the Fixed Account receive an interest rate declared effective for the month of issue. The declared interest rate is guaranteed for the remainder of the Policy Year. During subsequent Policy Years, all amounts in the Fixed Account will earn the interest rate that was declared in the month of the last Policy anniversary. Declared interest rates may be lower or higher than the previous period.

Amounts allocated to the Fixed Account or transferred from the Separate Account to the Fixed Account are placed in the General Account of Ameritas, which supports insurance and annuity obligations. The General Account includes all of Ameritas' assets, except those assets segregated in the separate accounts. Ameritas has the sole discretion to invest the assets of the General Account, subject to applicable law.

Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly neither the General Account nor any interest therein is generally subject to the provisions of the 1933 or 1940 Act. We understand that the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account portion of the Contract; however, disclosures regarding the Fixed Account portion of the Contract may be subject to generally applicable provisions of the Federal Securities Laws regarding the accuracy and completeness of statements made.



                                 POLICY FEATURES

The Policy is a variable annuity contract issued by Ameritas. The rights and benefits of the Policy are described below and in the Policy. The Policy controls the rights and benefits you have. Ameritas reserves the right to make any modification to conform the Policy to, or to give you the benefit of, any changes in the law.


CONTROL OF THE POLICY

The Owner is the person or entity named as such in the application or in subsequent written changes shown in Ameritas records. While living, the Owner has the sole right to receive all benefits and exercise all rights granted by the Policy or Ameritas. The Owner may name both primary and contingent beneficiaries. Subject to the rights of any irrevocable beneficiary and any assignee of record, all rights, options, and privileges belong to the Owner, if living; otherwise to any successor-owner or Owners, if living; otherwise to the estate of the last Owner to die.


POLICY PURCHASE AND PREMIUM PAYMENT

Individuals wishing to purchase a Policy should send a complete application and an initial premium to Ameritas' Home Office (5900 "O" Street, P.O. Box 81889, Lincoln, NE 68501). Your initial premium must be equal to or greater than the minimum $2,000 requirement. The named Annuitant must be 85 years of age or less. Acceptance is subject to Ameritas' underwriting rules and complete application. Ameritas reserves the right to reject any application.

If the application and initial Premium Payment can be accepted in the form received, the initial premium will be applied to purchase the Policy within two business days from the date the premium was received. The date the initial premium is applied to purchase the Policy is the Effective Date.

If an incomplete application is received, we will request the necessary information to complete the application. If after five business days from receipt of the initial premium, the application remains incomplete, we will return the initial premium unless we obtain your permission to retain the premium pending completion of the application. Once the application is complete and we have received the initial premium, the premium will be applied within two business days.


                                                                     NLVA     11

Additional Premium Payments may be made at any time prior to the Annuity Date, as long as the Annuitant is living. Additional payments must be made for at least $250, however, smaller amounts may be accepted if made by automatic bank draft or at Ameritas' discretion. Any additional premium is credited to the Accumulation Value as of the date of receipt or the next Valuation Date if received on a day when the NYSE is not open for trading.

Total premiums may not exceed $1,000,000 for either a single Policy or for multiple Ameritas annuity Policies having the same Annuitant without prior approval from Ameritas.


ALLOCATION OF PREMIUM

You may allocate premium to one or more of the Portfolios and to the Fixed Account. Allocated portions must be a whole number percentage. The allocations must total 100%.

On the Issue Date, the policy's Accumulation Value will be based on the Liquid Asset Portfolio value as if the Policy had been issued and the initial Net Premium invested within two business days of receipt by Ameritas of the application and initial premium ("the two day date"). This two day date will determine your Policy Date going forward. On the Effective Date, the Accumulation Value is allocated to the Liquid Asset Portfolio. Thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Portfolios, or to the Fixed Account as selected by the Owner in the application.

The Owner bears the entire  investment risk for the portion of the  Accumulation
Value  allocated  to  the  Portfolios.   You  should  periodically  review  your
allocation in light of market conditions and your financial objectives.


ACCUMULATION VALUE

On the Effective Date, the Accumulation Value of the Policy is equal to the initial premium received, less any applicable premium taxes, plus any interest credited based on the Liquid Asset Portfolio value as of the Policy Date. Thereafter, the Accumulation Value is determined on each Valuation Date by multiplying the number of Accumulation Units of each Subaccount by the current Accumulation Unit Price for that Subaccount and by adding each together with the amount in the Fixed Account. The number of Accumulation Units credited to the Policy is decreased by any annual policy fee, any withdrawals, and, upon annuitization, any applicable premium taxes.

When a portion of the Accumulation Value is allocated to a Portfolio, a certain number of Accumulation Units are credited to your Policy. The number of Accumulation Units is determined by dividing the dollar amount allocated to the Portfolio by the Accumulation Unit Price for that Portfolio as of the end of the Valuation Period in which the allocation is made.

The Accumulation Units of each Portfolio are valued separately. The Accumulation Unit Price may vary each Valuation Period according to the net investment performance of the Portfolio, the daily charges under the Policy, and, any applicable tax charges.

Therefore, the Accumulation Value of your Policy will vary from Valuation Period to Valuation Period, reflecting the investment experience of the selected Portfolios of the Funds, the interest earned in the Fixed Account, additional Premium Payments, withdrawals and the deduction of any charges.


TRANSFERS AMONG PORTFOLIOS AND THE FIXED ACCOUNT

You may make transfers among the Portfolios and/or the Fixed Account 15 times each Policy Year without charge. A transfer charge of $10 may be imposed for each additional transfer and will be added to the requested transfer amount. Each transfer must be at least $250, or the balance of the Portfolio, if less. You may make unlimited transfers from the Portfolios to the Fixed Account. You may also transfer from the Fixed Account amounts up to the greater of: 25% of the Accumulation Value of the Fixed Account; the amount of any transfer from the Fixed Account during the prior thirteen months; or $1,000 to the various Portfolios during the 30 day period following the Policy anniversary date. The minimum amount that may remain in a Portfolio or the Fixed Account after a transfer is $100.


12     NLVA

You may initiate transactions by telephone. Ameritas will employ reasonable procedures to confirm that telephone instructions are genuine. Ameritas procedures for transactions initiated by telephone include, but are not limited to, requiring the Owner to provide the policy number at the time of giving transfer instructions; tape recording of all telephone transfer instructions; and the provision, by Ameritas, of written confirmation of the telephone transactions. Ameritas will effect transfers and determine all values in connection with transfers at the end of the Valuation Period during which the transfer request is received at the Home Office.

Transfers may be subject to additional limitations by the Funds.


SYSTEMATIC PROGRAMS

Ameritas may offer systematic programs as discussed below. Transfers of Accumulation Value made within programs will not be counted in determining whether the transfer fee applies. All other normal transfer restrictions, as described above, may apply.

PORTFOLIO REBALANCING. Portfolio rebalancing is a method to maintain your original allocation proportions among Portfolios. Under this program, the Owner can instruct Ameritas to reallocate Accumulation Value among the Portfolios and the Fixed Account, on a systematic basis, in accordance with allocation instructions specified by the Owner.

DOLLAR COST AVERAGING. Under the Dollar Cost Averaging program, the Owner can instruct Ameritas to automatically transfer, on a systematic basis, a predetermined amount or percentage specified by the Owner from the Liquid Asset Portfolio to any of the other Portfolios.

EARNINGS SWEEP.  Permits systematic redistribution of earnings among Portfolios.

The Owner can request participation in the available systematic programs when purchasing the Policy or at a later date. The Owner can change the allocation percentage or discontinue any program by sending written notice or calling the Home Office. Other scheduled programs may be made available. Ameritas reserves the right to modify, suspend or terminate such programs at any time. There is no charge for participation in these programs at this time. Use of Systematic Programs may not be advantageous, and does not guarantee success.

WITHDRAWALS AND SURRENDERS

Any time prior to the Annuity Date and while the Annuitant is still living, you may make withdrawals or surrender the Policy to receive part or all of the Accumulation Value. No withdrawal or surrender may be made after the Annuity Date except as permitted under a particular Annuity Income Option.

The amount available for withdrawal is the Accumulation Value at the end of the Valuation Period during which the written request for withdrawal is received, less any applicable premium taxes and in the case of a surrender, also less the annual policy fee that would be due on the last Valuation Date of the Policy Year.

In the absence of specific direction from the Owner, amounts will be withdrawn from the Subaccounts and the Fixed Account on a pro rata basis. The minimum withdrawal amount is $250. Any withdrawal request that would reduce the Accumulation Value to less than $1,000 will be considered a request for policy surrender.

Since the Owner assumes the investment risk with respect to amounts allocated to the Separate Account, the total amount paid upon withdrawal under the Policy (taking into account any prior withdrawals) may be more or less than the total Premium Payments made. The surrender value may be paid in a lump sum to the Owner, or, if elected, all or any part may be paid out under an Annuity Income Option. (See "Annuity Income Options".)



                                                                     NLVA     13

Your proceeds will be paid within seven days of receipt of written request for withdrawal or surrender, subject to postponement in certain circumstances. (See "Deferment of Payment".) Payments under the Policy of any amounts derived from a premium paid by check may be delayed until the check has cleared the payor's bank.

If, at the time the Owner makes a withdrawal request, he or she has not provided Ameritas with a written election not to have federal income taxes withheld, Ameritas must by law withhold such taxes from the taxable portion of the withdrawal and remit that amount to the federal government. Moreover, the Internal Revenue Code provides that a 10% penalty tax may be imposed on certain early withdrawals.
(See "Federal Tax Matters.")

SYSTEMATIC WITHDRAWALS. A systematic withdrawal option is available. Automatic withdrawals may be taken on a monthly, quarterly, semi-annual or annual mode.

FREE LOOK PRIVILEGE

A free look period is given to examine a Policy and return it for a refund. The Owner may cancel the Policy within 10 days after receipt of the Policy, unless state law requires a longer period of time. The refund is equal to the greater of the premiums paid or the premiums adjusted by investment gains or losses. To cancel the Policy, the Owner should return it to Ameritas at the Home Office. A refund, if the premium was paid by check, may be delayed until the check has cleared the Owner's bank.


                             CHARGES AND DEDUCTIONS

There is no sales load, no withdrawal charge, and no surrender charge.

Charges will be deducted periodically from the Accumulation Value of the Policy to compensate Ameritas for, among other things: (1) issuing and administering the Policy; and (2) assuming certain risks in connection with the Policy. The nature and amount of these charges are described more fully below.

No deductions are made from the Premium Payments before they are allocated to the Account or Fixed Account, unless taxes are imposed by state law upon the receipt of a Premium Payment. In that case Ameritas will deduct the premium tax due when the premiums are received.


ADMINISTRATIVE CHARGES

ANNUAL POLICY FEE. An annual policy fee of up to $40.00 (currently $25.00) is deducted from the Accumulation Value on the last Valuation Date of each Policy Year or upon a surrender. This charge reimburses Ameritas for the administrative costs of maintaining the Policy on Ameritas' system and the cost of reporting to Owners.

Ameritas does not expect to make a profit on the charges for the annual policy fee.

TRANSFER  CHARGE.   Transfer  charges  may  be  levied.  (See  "Transfers  Among
Portfolios and the Fixed Account.")

MORTALITY AND EXPENSE RISK CHARGE

Ameritas imposes a charge as compensation for bearing certain mortality and expense (M&E) risks under the Policies. The charge is assessed daily and is equal to an annual rate of .75% of the value of the average daily net assets of the Account. Ameritas guarantees that this charge will never exceed .95%. If this charge is insufficient to cover assumed risks, the loss will fall on Ameritas. Conversely, if the charge proves more than sufficient, any excess will be added to Ameritas' surplus. No M&E charge is imposed on the Fixed Account.


14     NLVA

The mortality risk borne by Ameritas, assuming the selection of one of the forms of life annuities, is to make monthly Annuity Payments (determined in accordance with the annuity tables and other provisions contained in the Policies) regardless of how long all annuitants may live. This undertaking assures that neither an Annuitant's own longevity, nor an improvement in life expectancy greater than expected, will have any adverse affect on the monthly annuity payments the Annuitant will receive. It therefore relieves the Annuitant from the risk of outliving the funds accumulated for retirement.

In addition, Ameritas bears a mortality risk under the Policies, regardless of the Annuity Income Option selected, in that it guarantees the purchase rates for the Annuity Income Options available under the Policy and it guarantees that the death benefit payable upon death of the Annuitant prior to the Annuity Date will be the greater of the Accumulation Value or the Premium Payments made.

The expense risk undertaken by Ameritas, with respect to the Account, is that the deductions for administrative costs under the Policies may be insufficient to cover the actual future costs incurred by Ameritas for providing administration services.

If the annual policy fee is insufficient to cover the administration expenses, the deficiency will be met from Ameritas' General Account funds, including the amount derived from the charge levied for mortality and expense risks.

TAX CHARGES

The Owner will pay premium taxes that currently range from 0% to 3.5% of the premium paid, where such taxes are imposed by the state law of the Owner's residence. States impose premium taxes either upon receipt, by the company, of a premium payment, or upon annuitization or withdrawals. Ameritas will charge and deduct premium taxes as required by state law and in accordance with any applicable company election. Applicable premium tax rates are subject to change. The Owner will be notified of any applicable premium taxes. You are responsible for informing Ameritas in writing of changes of residence.

Under present laws, Ameritas will incur state or local taxes (in addition to the premium taxes described above) in several states. At present, these taxes are not significant; thus, Ameritas does not currently make a charge for these other taxes. If they increase, however, Ameritas may charge for such taxes. Such charges would be deducted from the Accumulation Value.

Ameritas does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Policies. Based upon these expectations, no charge is being made currently to the Account for corporate federal income taxes which may be attributable to the Account. Ameritas will periodically review the question of a charge to the Account for corporate federal income taxes related to the Account. Such a charge may be made in future years for any federal income taxes incurred by Ameritas. This might become necessary if the tax treatment of Ameritas is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in Ameritas' tax status. In the event that Ameritas should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Policy, the Accumulation Unit Price would be correspondingly adjusted. See "Federal Tax Matters".

FUND INVESTMENT ADVISORY FEES AND EXPENSES

The value of the assets on the Separate Account will reflect investment advisory fees and other expenses incurred by the Funds. Fund expenses are found in the Funds' prospectuses, the Statement of Additional Information, and the Fee Table of this prospectus.

                                 ANNUITY PERIOD

ANNUITY DATE

The Annuity Date is the date that Annuity Payments are scheduled to begin, unless the Policy has been surrendered or the Annuitant is deceased and an amount has been paid as proceeds prior to that date. The Annuity Date will be the later of the fifth Policy anniversary date or the Policy anniversary which is nearest the Annuitant's 85th birthday.

                                                                    NLVA     15

However, the Owner may specify an Annuity Date at the time of purchase which may be extended up to the Policy anniversary nearest the Annuitant's 95th birthday. The 29th, 30th, or 31st day of any month may not be selected as the Annuity Date.

An Annuity Date may only be changed by written request during the Annuitant's lifetime. Written request to change the Annuity Date must be received at the Ameritas Home Office at least 30 days before the currently scheduled Annuity Date. The Annuity Date and Annuity Income Options available for Qualified contracts may also be controlled by endorsements, the plan, or applicable law. .


ANNUITY INCOME OPTIONS

If the Annuitant is living on the Annuity Date and the Policy is in force, Annuity Payments will be made to the Annuitant according to the terms of the Policy and the Annuity Income Option selected.

The amounts of any Annuity Payments payable will be based on the Accumulation Value as of the Annuity Date less any premium taxes, if applicable. Thereafter, the monthly Annuity Payment will not change, except in the event the Interest Payment Option is elected, in which case the payment will vary based on the rate of interest determined by Ameritas. All or part of the Accumulation Value may be placed under one or more Annuity Income Options. If annuity payments are to be paid under more than one option, Ameritas must be told what part of the Accumulation Value is to be paid under each option.

The Annuity Income Options are shown below. Election of an Annuity Income Option must be made by written request to Ameritas at least thirty (30) days in advance of the Annuity Date. If no election is made, payments will be made as a Life Annuity as shown below. Subject to Ameritas' approval, the Owner (or after the Annuitant's death, the Annuitant's Beneficiary) may select any other Annuity Income Option Ameritas then offers. Annuity Income Options are not available to:
(1) an assignee; or (2) any other than a natural person except with Ameritas' consent.

If an Annuity Income Option selected does not generate monthly payments of at least $100, Ameritas reserves the right to pay the Accumulation Value as a lump sum payment or to change the frequency. If an Annuity Income Option is chosen which depends on the continuation of life of the Annuitant, proof of birth date may be required before Annuity Payments begin. For Annuity Income Options involving life income, the actual age of the Annuitant or joint Annuitant will affect the amount of each payment. Since payments to older Annuitants are expected to be fewer in number, the amount of each Annuity Payment may be greater. For Annuity Income Options that do not involve life income, the length of the payment period may affect the amount of each payment: the shorter the period, the greater the amount of each Annuity Payment.

The following Annuity Income Options are currently available:

INTEREST PAYMENT. Ameritas will hold any amount applied under this option and pay or credit interest on the unpaid balance each month at a rate determined by Ameritas.

DESIGNATED AMOUNT ANNUITY. Monthly annuity payments will be for a fixed amount. Payments continue until the amount Ameritas holds runs out.

DESIGNATED PERIOD ANNUITY. Monthly annuity payments are paid for a period certain, as the Owner elects, up to 20 years.

LIFE ANNUITY. Monthly annuity payments are paid for the life of an Annuitant, ceasing with the last Annuity Payment due prior to his or her death. Variations provide for guaranteed payments for a period of time.

JOINT AND LAST SURVIVOR ANNUITY. Monthly annuity payments are paid based on the lives of the two annuitants and thereafter on the life of the survivor, ceasing with the last Annuity Payment due prior to the survivor's death.

The rate of interest payable under the Interest Payment, Designated Amount Annuity or Designated Period Annuity Options will be guaranteed to be no less than 3% compounded yearly. Payments under the Life Annuity and Joint and Last Survivor Annuity Options will be based on the 1983 Table "a" Individual Annuity Table, projected for seventeen years, at 3 1/2% interest. Ameritas may, at any time of election of an Annuity Income Option, offer more favorable rates in lieu of the guaranteed rates specified

16     NLVA
in the Annuity Tables. These rates may be based on Annuity Tables which distinguish between males and females.

Under current administrative practice, Ameritas allows the beneficiary to transfer amounts applied under the Interest Payment, Designated Amount Annuity, and Designated Period Annuity Options to either the Life Annuity or Joint and
Last Survivor Annuity Option after the Annuity Date. However, there is no guarantee that Ameritas will continue this practice which can be changed at any time at Ameritas' discretion.



                               FEDERAL TAX MATTERS

INTRODUCTION

The following discussion is general in nature and is not intended as tax advice. It is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a contract. You should consult a competent tax adviser before purchasing a policy. This discussion is based upon Ameritas' understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws, other than premium taxes. (See "Tax Charges".)

TAXATION OF ANNUITIES IN GENERAL

NONQUALIFIED POLICIES. Section 72 of the Internal Revenue Code (the Code) governs taxation of annuities. In general, the Owner is not taxed on increases in the value of a Policy until some form of distribution is made under the Policy. The exception to this rule is the treatment afforded to Owners that are not natural persons. Generally, an Owner that is not a natural person must include in income any increase in excess of the Owner's cash value over the Owner's "investment in the policy" during the taxable year, even if no distribution occurs. There are, however, exceptions to this rule which you may wish to discuss with your tax counsel. The following discussion applies to Policies owned by natural persons.

The taxable portion of a distribution (in the form of an annuity or lump sum payment) is taxed as ordinary income, subject to any income averaging rules applicable to taxpayers generally. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulation Value generally will be treated as a distribution. Generally, in the case of a withdrawal under a Nonqualified Policy, amounts received are first treated as taxable income to the extent that the Accumulation Value immediately before the withdrawal exceeds the "investment in the policy" at that time. Any additional amount is not taxable.

Although the tax consequences may vary depending on the Annuity Income Option elected under the Policy, in general, only the portion of the Annuity Payment that represents the amount by which the Accumulation Value exceeds the "investment in the policy" will be taxed. For fixed annuity payments, in general, there is no tax on the amount of each payment which represents the same ratio that the "investment in the policy" bears to the total expected value of the Annuity Payment for the term of the payment; however, the remainder of each Annuity Payment is taxable. Any distribution received subsequent to the investment in the Policy being recovered will be fully taxable.

In the case of a distribution from a Nonqualified Policy, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the Owner is actual age 59 1/2, (2) made as a result of death or disability of the Owner, or (3) received in substantially equal payments as a life annuity subject to Internal Revenue Service requirements, including special "recapture" rules.

QUALIFIED POLICIES. The rules governing the tax treatment of distributions under qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Generally, in the case of a distribution to a participant or beneficiary under a Policy purchased in connection with these plans, only the portion of the payment in excess of the "investment in the policy" allocated to that payment is subject to tax. The "investment in the policy" equals the portion of plan contributions invested in the Policy that

                                                                     NLVA     17
was not excluded from the participant's gross income, and may be zero. In general, for allowed withdrawals, a ratable portion of the amount received is taxable, based on the ratio of the investment in the Policy to the total Policy value. The amount excluded from a taxpayer's income will be limited to an aggregate cap equal to the investment in the Policy. The taxable portion of annuity payments is generally determined under the same rules applicable to Nonqualified Policies. However, special favorable tax treatment may be available for certain distributions (including lump sum distributions). Adverse tax consequences may result from distributions prior to age 59 1/2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, aggregate distributions in excess of a specified annual amount, and in other certain circumstances.

Distributions from qualified plans are subject to specific tax withholding rules. Eligible rollover distributions from a qualified plan are subject to income tax withholding at a rate of 20% unless the Policyowner elects to have the distribution paid directly by Ameritas to an eligible retirement plan in a direct rollover. If the distribution is not an eligible rollover distribution, it is generally subject to the same withholding rules as distributions from Nonqualified Policies.

                               GENERAL PROVISIONS

ANNUITANT'S BENEFICIARY

The Annuitant's Beneficiary(ies) receives the death benefit proceeds upon death of the Annuitant. The Owner may name both primary and contingent Annuitant's Beneficiaries. The Annuitant's Beneficiary(ies) is named in the application or as subsequently changed and recorded in Ameritas' records.

Multiple beneficiaries may be named; however, unless otherwise indicated, payments are made equally to those primary beneficiaries who are alive upon the death of the Annuitant. Contingent beneficiaries are only eligible if no primary beneficiary is alive at the time proceeds are payable. If none survive, the final beneficiary will be the Owner or the Owner's estate.

The Owner may change the Annuitant's Beneficiary by written request on a Change of Beneficiary form at any time during the Annuitant's lifetime. Ameritas, at its option, may require that the Policy be returned to the Home Office for endorsement of any change, or that other forms be completed. The change will take effect as of the date the change is recorded at the Home Office. Ameritas will not be liable for any payment made or action taken before the change is recorded. No limit is placed on the number of changes that may be made.


DEATH OF ANNUITANT

If the Annuitant dies prior to the Annuity Date, an amount will be paid as proceeds to the Annuitant's Beneficiary. The death benefit is payable upon receipt of Satisfactory Proof of Death of the Annuitant as well as proof that the Annuitant died prior to the Annuity Date. Ameritas guarantees the Death Benefit will equal the greater of the Accumulation Value or total premiums paid less withdrawals, on the date Satisfactory Proof of Death is received by Ameritas at its Home Office. The death benefit is payable as a lump sum or under one of the Annuity Income Options.

The Owner may elect an Annuity Income Option for the Annuitant's Beneficiary, or if no such election was made by the Owner and a cash benefit has not been paid, the Annuitant's Beneficiary may make this election after the Annuitant's Death.

Since Satisfactory Proof of Death includes a "Claimant's Statement", which specifies how the beneficiary wishes to receive the benefit (unless the Owner previously selected an option), the amount of the death benefit will continue to reflect the investment performance of the Separate Account until that information is supplied to Ameritas. Upon receipt of this proof, the death benefit will be paid to the Annuitant's Beneficiary within seven days, or as soon thereafter as Ameritas has sufficient information about the Annuitant's Beneficiary to make the payment. In order to take advantage of the favorable tax treatment accorded to receiving the death benefit as an annuity, the Annuitant's Beneficiary must elect to receive the benefits under an Annuity Option within 60 days "after the day on which such lump sum became payable," as defined in the Internal Revenue Code.

18     NLVA

DEATH OF OWNER

If the Owner dies on or after the Annuity Date, annuity benefits continue to be paid to the Annuitant under the Annuity Income Option in effect on the Owner's date of death.

If the Owner dies before the Annuity Date and before the entire interest in the Policy is distributed, the Accumulation Value of the Policy must be distributed to the Owner's Designated Beneficiary so that the Policy qualifies as an annuity under the Internal Revenue Code. The entire interest must be distributed within five years of the Owner's death. However, a distribution period exceeding five years will be allowed if the Owner's Designated Beneficiary purchases an immediate annuity under which payments will begin within one year of the Owner's death and will be paid out over the lifetime of the Owner's Designated Beneficiary or over a period not extending beyond his or her life expectancy.

If the Owner's interest is payable to (or for the benefit of) the surviving spouse of the Owner, the Policy may be continued with the surviving spouse treated as the Owner for purposes of applying the rules described above.

Finally, in situations where the Owner is not an individual, these distribution rules are applicable upon the death or change of the Annuitant.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

Ameritas reserves the right, subject to applicable law, and if necessary, after notice to and prior approval from the SEC and or state insurance authorities, to make additional Portfolios available to you. We may also eliminate, combine or substitute Subaccounts if, in our judgment, marketing needs, tax considerations, or investment conditions warrant. This may happen due to a change in law or a change in a Portfolio's investment objectives or restrictions, or for some other reason. Ameritas may operate the Separate Account as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Ameritas separate accounts. Ameritas may also transfer the assets of the Separate Account to another Separate Account.

If any of these substitutions or changes are made, Ameritas may by appropriate endorsement change the policy to reflect the substitution or change. In addition, Ameritas may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have voting rights as to the Account.

You will be notified of any material change in the investment Policy of any Portfolio in which you have an interest.

DEFERMENT OF PAYMENT

Payment of any withdrawal, surrender or lump sum death benefit due from the Separate Account will occur within seven days from the date the amount becomes payable, except that Ameritas may be permitted to defer such payment if:

a) the New York Stock Exchange is closed other than customary weekends or holidays or trading on the New York Stock Exchange is otherwise restricted; or

b)   the SEC permits the delay for the protection of Owners; or

c)   an emergency exists as determined by the SEC.

In addition, surrenders or withdrawals from the Fixed Account may be deferred by Ameritas for up to 6 months from the date of written request.


                                                                     NLVA     19

OWNER INQUIRIES

Inquiries should be addressed to Ameritas Life Insurance Corp., 5900 "O" Street, P.O. Box 81889, Lincoln, Nebraska 68501 or made by calling 1-800-745-6665. All inquiries should include the Policy number and the Owner's name.

CONTESTABILITY

Ameritas cannot contest the validity of this Policy after the Policy Date, subject to "Misstatement of Age or Sex" provision.

MISSTATEMENT OF AGE OR SEX

Ameritas may require proof of age and sex before making annuity payments. If the age or sex of the Annuitant has been misstated, we will adjust the benefits and amounts payable under this Policy.

If  Ameritas  made  any  overpayments,  interest  at the  rate  of 6%  per  year
compounded  yearly  will  be  charged  against  future  payments.   If  we  made
underpayments, the balance due plus interest at the rate of 6% per year compounded yearly will be paid in a lump sum.

REPORTS AND RECORDS

Ameritas will maintain all records relating to the Account and will mail the Owner, at the last known address of record, within 30 days after each Policy anniversary, an annual report which shows the current Accumulation Value as allocated among the Subaccounts or the Fixed Account, and charges made during the Policy Year. Quarterly reports are also currently provided but except for the annual report, Ameritas reserves the right to charge a report fee. The Owner will also be sent confirmations of transactions, such as purchase payments, transfers and withdrawals under the Policy. A periodic report for the Fund and a list of the securities held in each Portfolio of the Fund and any other information required by the 1940 Act will also be provided.


                          DISTRIBUTION OF THE POLICIES

Ameritas Investment Corp. ("AIC"), a wholly-owned subsidiary of AMAL Corporation, and an affiliate of Ameritas, will act as the principal underwriter of the Policies. AIC was organized under the laws of the State of Nebraska on December 29, 1983, and is a broker/dealer registered according to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. There is no premium load to cover sales and distribution expenses. All compensation or expense reimbursement received by AIC for serving as the principal underwriter of the Policies will be paid by Ameritas from its other assets or surplus in its general account, which may include profits derived from amounts derived from mortality and expense risk charges and other charges made under the Policies. Policies can be purchased directly from Ameritas through Veritas, a direct-to-consumer Division of Ameritas, with salaried employees who are registered representatives of AIC and who will not receive compensation related to the purchase. The Policies are also sold by individuals who are registered representatives of AIC, and who are licensed as life insurance agents for Ameritas. AIC and Ameritas may authorize registered representatives of other registered broker/dealers to sell the Policies subject to applicable law. In these situations, AIC or the other broker/dealer may receive compensation. AIC will be paid by Ameritas at a rate of .05% of all premium received. Other broker/dealers will receive from Ameritas up to .5% of premium, and an asset based administrative compensation of .10% (annualized), which fee shall be paid by Ameritas.

                       SAFEKEEPING OF THE ACCOUNT'S ASSETS

Ameritas hold the assets of the Account. The assets are held separate and apart from General Account assets. Ameritas maintains records of all purchases and redemptions of the Funds' shares by each of the Subaccounts.


20     NLVA

                              THIRD PARTY SERVICES

Ameritas is aware that certain third parties are offering money management services in connection with the contracts. Ameritas does not endorse, approve or recommend such services in any way and contract owners should be aware that fees paid for such services are separate and in addition to fees paid under the contracts.

                                  VOTING RIGHTS

To the extent required by law, Ameritas will vote the Portfolio shares held in the Account at shareholder meetings in accordance with instructions received from persons having voting interests in the corresponding Subaccount. The 1940 Act currently requires shareholder voting on matters such as the election of the Board of Trustees of the Funds, the approval of the investment advisory contract, changes in the fundamental investment Policies of the Funds, and approval of the independent accountants. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and, as a result, Ameritas determines that it is allowed to vote the Portfolio shares in its own right, Ameritas may elect to do so.

Prior to the Annuity Date, the Owner holds a voting interest in each Subaccount to which the Accumulation Value is allocated. The number of votes available to an Owner will be calculated separately for each Subaccount of the Account. That number will be determined by applying the Owner's percentage interest, if any, in a particular Subaccount to the total number of votes attributable to the Subaccount. The number of votes available to an Owner will be determined by dividing the Accumulation Value attributable to a Subaccount by the net value per share of the applicable Portfolio. In determining the number of votes, fractional shares will be recognized.

The number of votes of the Portfolio which are available will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Funds. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Funds.

Shares of Funds as to which no timely instructions are received, or shares held by Ameritas as to which Owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Policies participating in that Subaccount.

Each person having a voting interest in a Subaccount will receive proxy material, reports and other materials relating to the appropriate Portfolio.


                                LEGAL PROCEEDINGS

There are no legal proceedings to which the Account is a party or to which the assets of the Account are subject. Ameritas and AIC are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Account.


                       STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information is available that contains more details concerning the subjects discussed in this Prospectus. This can be obtained by writing to the address on the front page or by calling 1-800-745-6665.

The following is a Table of Contents for that Statement:

                                                                           Page

GENERAL INFORMATION AND HISTORY......................................        2
THE POLICY...........................................................        2
GENERAL MATTERS......................................................        6
FEDERAL TAX MATTERS..................................................        7
DISTRIBUTION OF THE POLICY...........................................        8
SAFEKEEPING OF ACCOUNT ASSETS........................................        8
STATE REGULATION.....................................................        8
LEGAL MATTERS........................................................        8
EXPERTS..............................................................        8
OTHER INFORMATION....................................................        9
FINANCIAL STATEMENTS.................................................        9


                                                                    NLVA     21

APPENDIX A

LONG TERM MARKET TRENDS

The information below covering the period of 1926-1995 is an examination of the basic relationship between risk and return among the different asset classes, and between nominal and real (inflation adjusted) returns. The information is provided because the Policyowners have varied investment portfolios available which have different investment objectives and policies. The chart generally demonstrates how different classes of investments have performed during the period. The study of asset returns provides a period long enough to include most of the major types of events that investors have experienced in the past. This is a historical record and is not intended as a projection of future performance.

The graph depicts the growth of a dollar invested in common stocks, small company stocks, long-term government bonds, Treasury bills, and a hypothetical asset returning the inflation rate over the period from the end of 1925 to the end of 1995. All results assume reinvestment of dividends on stocks or coupons on bonds and no taxes. Transaction costs are not included, except in the small stock index starting in 1982. Charges associated with a variable insurance policy are not reflected in the chart.

Each of the cumulative index values is initiated at $1.00 at year-end 1925. The graph illustrates that common stocks and small stocks gained the most over the entire 70-year period: investments of one dollar would have grown to $1,113.92 and $3,822.40 respectively, by year-end 1995. This growth, however, was earned by taking substantial risk. In contrast, long-term government bonds (with an approximate 20- year maturity), which exposed the holder to less risk, grew to only $34.04. Note that the return and principal value of an investment in stocks will fluctuate with changes in market conditions. Prices of small company stocks are generally more volatile than those of large company stocks. Government bonds and Treasury Bills are guaranteed by the U.S. Government and, if held to maturity, offer a fixed rate of return and a fixed principal value.

The lowest risk strategy over the past 70 years was to buy U.S.  Treasury bills.
Since   Treasury   bills  tended  to  track   inflation,   the  resulting   real
(inflation-adjusted) returns were near zero for the entire 1926- 1995 period.

(Omitted graph illustrates long term market trends as described in the narrative above.)


22     NLVA

APPENDIX B

STANDARD & POOR'S 500

The Standard and Poor's (S & P 500) is a weighted index of 500 widely held stocks: 400 Industrials, 40 Financial Company Stocks, 40 Public Utilities, and 20 Transportation stocks, most of which are traded on the New York Stock Exchange. This information is provided because the Policyowners have varied investment options available. The investment options, except the Fixed Account and the Liquid Asset Account, involve investments in the stock market. The S & P 500 is generally regarded as an accurate composite of the overall stock market.


PERCENT CHANGE OF TOTAL RETURN
STANDARD & POOR'S 500 INDEX

                                %
             Year            Change
-------------------------------------
 1           1971             14.56
 2           1972             18.90
 3           1973            -14.77              (Omitted graph depicts the
 4           1974            -26.39              activity of the S&P 500 Index
 5           1975             37.16              for the years 1970-1995.)
 6           1976             23.57
 7           1977             -7.42
 8           1978              6.38
 9           1979             18.20
10           1980             32.27
11           1981             -5.01
12           1982             21.44
13           1983             22.38
14           1984              6.10
15           1985             31.57
16           1986             18.56
17           1987              5.10
18           1988             16.61
19           1989             31.69
20           1990             -3.14
21           1991             30.45
22           1992              7.61
23           1993             10.08
24           1994              1.32
25           1995             37.58



THE CHART ASSUMES THE RETURN EXPERIENCED BY THE STANDARD & POOR'S 500 INDEX FOR THE LAST 25 YEARS. FUTURE RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER. THE INFORMATION IN THE CHART IS NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE.

INDEX PERFORMANCE IS NOT ILLUSTRATIVE OF POLICY SUBACCOUNT PERFORMANCE, AND INVESTMENTS ARE NOT MADE IN THE INDEX.


                                                                    NLVA     23

APPENDIX C








                            QUALIFIED DISCLOSURES





                          * Information Statement For:

                                408(b) IRA Plans
                                408(k) SEP Plans
                                408(p) SIMPLE Plans (if available)


                          * Information Statement For:

                                401(a) Pension/Profit Sharing Plans








                       Ameritas Life Insurance Corp. Logo

If this annuity is being purchased as a qualified plan as defined under specified sections of the Internal Revenue Code, as purchaser (owner) or fiduciary of an Employee Benefit Plan purchasing the annuity, you should carefully review the Information Statement for your specific plan.

Depending on the type of plan, we are required to provide this disclosure to you to meet the requirements of the Internal Revenue Service (IRS) and/or the Employee Retirement Income Security Act of 1974 (ERISA).

Acknowledgment of your receipt of the required disclosure is included within the application language above your signature.



                                Table of Contents




Information Statement
    408(b) Individual Retirement Annuity (IRA) Plans
    408(k) Simplified Employee Pension (SEP) Plans
    408(p) Savings Incentive Match (SIMPLE) Plans (if available)......    QD-1

Information Statement
    401(a) Pension/Profit Sharing Plans...............................    QD-6

Ameritas Life Insurance
Corp. Logo
                              INFORMATION STATEMENT
                408(B) INDIVIDUAL RETIREMENT ANNUITY (IRA) PLANS
                 408(K) SIMPLIFIED EMPLOYEE PENSION (SEP) PLANS
          408(P) SAVINGS INCENTIVE MATCH (SIMPLE) PLANS (IF AVAILABLE)
--------------------------------------------------------------------------------


For purchasers of a 408(b) Individual Retirement Annuity (IRA) Plan, 408(k) Simplified Employee Pension (SEP) Plan, or 408(p) Savings Incentive Match (SIMPLE) Plan (if available), please review the following:


PART 1.  PROCEDURE FOR REVOKING THE IRA PLAN:

After you establish an IRA Plan with Ameritas Life Insurance Corp. (Ameritas), you are able to revoke your IRA within a limited time and receive a full refund of the initial premium paid, if any. The period for revocation will not be less than the legal minimum of seven (7) days following the date your IRA is established with Ameritas.

To revoke  your IRA,  you  should  send a signed  and dated  written  notice to:
Ameritas Life Insurance Corp., Policyholder Service Department, P.O. Box 81889, Lincoln, NE 68501.

If your IRA contract was delivered to you, the contract should accompany your notice of revocation. Your notice of revocation will be considered mailed on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid.

To obtain further information about the revocation procedure, contact your Ameritas Representative or call 1-800-745-6665.


PART II.  PROVISIONS OF THE IRA LAW:


Ameritas' No Load Variable Annuity (Form 4080), can be used for a Regular IRA, a Rollover IRA, a Spousal IRA Arrangement, a Simplified Employee Pension Plan
(SEP) or for a salary reduction Simplified Employee Pension Plan (SARSEP) established prior to January 1, 1997. A separate policy must be purchased for each individual under each plan. In addition, Ameritas' No Load Variable Annuity at some point after December 31 1996, may be made available for use as a SIMPLE IRA, if Ameritas determines such use is appropriate under applicable law.


While provisions of the IRA law are similar for all such plans, any major differences are set forth under the appropriate topics below.

ELIGIBILITY:

  REGULAR IRA PLAN: Any employee under age 70 1/2 and earning income from personal services, is eligible to establish an IRA Plan although deductibility of the contributions is determined by adjusted gross income and whether the employee (or employee's spouse) participates in a qualified employer-sponsored retirement plan.

  ROLLOVER IRA: This is an IRA plan purchased with your distributions from another IRA (including a SEP, SARSEP or SIMPLE IRA), a Section 401(a) Qualified Retirement Plan, or a Section 403(b) Tax Sheltered Annuity (TSA).

  Amounts transferred as Rollover Contributions are not taxable in the year of distribution provided the rules for Rollover treatment are satisfied and may or may not be subject to withholding. Rollover Contributions are not deductible.


  SPOUSAL IRA ARRANGEMENT: A Spousal IRA, consisting of a contract for each spouse, may be set up provided a joint return is filed, the "nonworking spouse" has less taxable compensation, if any for the tax year than the working spouse, and is under age 70 1/2 at the end of the tax yea


  Divorced spouses can continue a spousal IRA or start a Regular IRA based on the standard IRA eligibility rules. All taxable alimony received by the divorced spouse under a decree of divorce or separate maintenance is treated as compensation for purposes of the IRA deduction limit.

  SIMPLIFIED EMPLOYEE PENSION PLAN (SEP): An employee is eligible to participate in a SEP Plan based on eligibility requirements set forth in form 5305-SEP or the plan document provided by the employer.

  SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION PLAN (SARSEP): An employee is eligible to participate in a SARSEP plan based on eligibility requirements set forth in form 5305A-SEP or the plan document provided by the employer. New SARSEP plans may not be established after December 31, 1996. SARSEP's established prior to January 1, 1997, may continue to receive contributions after 1996, and new employees hired after 1996 are also permitted to participate in such plan if it was established prior to 1997.

  SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES OF SMALL EMPLOYERS (SIMPLE PLAN) (IF AVAILABLE): An employee is eligible to participate in a SIMPLE Plan based on eligibility requirements set forth in Form 5305-SIMPLE or the plan document provided by the employer.

  NONTRANSFERABILITY: You may not transfer, assign or sell your IRA Plan to anyone (except in the case of transfer incident to divorce).

  NONFORFEITABILITY: The value of your IRA Plan belongs to you at all times, without risk of forfeiture.

  PREMIUM: The annual premium (if applicable) of your IRA Plan may not exceed the lesser of $2,000, or 100% of compensation for the year (or for Spousal IRA's, the combined compensation of the spouses reduced by any deductible IRA contribution made by the working spouse). Any premium in excess of or in addition to $2,000 will be permitted only as a "Rollover Contribution." Your contribution must be made in cash. For IRA's established under Simplified Employee Pension Plans (SEP's), premiums are limited to the lesser of $30,000 or 15% of the first $150,000 of compensation (adjusted for cost of living increases). In addition, if the IRA is under a salary reduction Simplified Employee Pension (SARSEP) established prior to January 1, 1997, premiums made by salary reduction are limited to $7,000 (adjusted for cost of living increases). Also, if the Company determines that the contract can be used as a SIMPLE IRA under applicable law, premiums under such plan will be limited to permissible levels of annual employee elective contributions ($6,000 adjusted for cost of living increases) plus the applicable percentage of employer matching contributions (up to 3% of compensation) or employer non-elective contributions (2% of compensation for each eligible employee subject to the cap under Section 401(a)(17) as adjusted for cost of living increases).



                                  QD-1                                   IRA/SEP
                                                 No Load Variable Annuity; 11/96

MAXIMUM CONTRIBUTIONS:


  REGULAR IRA PLAN: In any year that your annuity is maintained under the rules for a Regular IRA Plan, your maximum contribution is limited to 100% of your compensation or $2,000, whichever is less. The amount of permissible contributions to your IRA may or may not be deductible. Whether IRA contributions (other than Rollovers) are deductible depends on whether you (or your spouse, if married) are an active participant in an employer-sponsored plan and whether your adjusted gross income is above the "phase-out level." SEE DEDUCTIBLE CONTRIBUTIONS, PART III.


  ROLLOVER IRA: A Plan to Plan Rollover is a method for accomplishing continued tax deferral on otherwise taxable distributions from certain plans. Rollover contributions are not subject to the contribution limits on regular IRA contributions, but also are not tax deductible.

   There are two ways to make a rollover to an IRA:

   (1) PARTICIPANT ROLLOVERS are available to participants, surviving spouses or former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans, TSAs or IRAs (including SEP's, SARSEP's, and SIMPLE IRA's). Participant Rollovers are accomplished by contributing part or all of the eligible amounts (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution. IRA to IRA Rollovers are limited to one per distributing plan per 12 month period, while direct IRA to IRA Transfers are not subject to this limitation. Distributions from a SIMPLE IRA may not be rolled over to an IRA (which isn't a SIMPLE IRA) during the 2 year period following the date you first participate in any qualified salary reduction arrangement under a SIMPLE Plan maintained by your employer.

   (2) DIRECT ROLLOVERS are available to participants, surviving spouses and former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans or TSAs. Direct Rollovers are made by instructing the plan trustee, custodian or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA. Direct Rollover amounts are not subject to mandatory federal income tax withholding.


Certain distributions are NOT considered to be eligible for Rollover and include: (1) distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more; (2) distributions attributable to after-tax employee contributions to a 401(a)
Qualified Retirement Plan or TSA, or attributable to non-deductible IRA contributions; (3) required minimum distributions made during or after the year you reach age 70 1/2 or, if later and applicable, the year in which you retire;
(4) amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed.


At the time of a Rollover, you must irrevocably designate in writing that the transfer is to be treated as a Rollover Contribution. Eligible amounts which are not rolled over are normally taxed as ordinary income in the year of distribution. If a Rollover Contribution is made to an IRA from a Qualified Retirement Plan, you may later be able to roll the value of the IRA into a new employer's plan provided you made no contributions to the IRA from other than the first employer's plan. This is known as "Conduit IRA," and you should designate your annuity as such when you complete your application.


SPOUSAL IRA ARRANGEMENT: In any year that your annuity is maintained under the rules for a Spousal IRA, the maximum contribution to the Spousal IRA for tax years after 1996, is the lesser of 100% of the combined compensation of both spouse's which is includable in gross income, reduced by the amount allowed as a deduction to the "working" spouse for contribution to his or her own IRA or $2,000. No more than $2,000 may be contributed to either spouse's IRA. Whether the contribution is deductible or non-deductible depends on whether either spouse is an active participant in an employer-sponsored plan for the year, and whether the adjusted gross income of the couple is above the phase out level.

The contribution limit for divorced spouses is the lesser of $2,000 or the total of the taxpayer's taxable compensation and alimony received for the year.


SEP PLAN: In any year that your annuity is maintained under the rules for a Simplified Employee Pension Plan, the employer's maximum contribution is the lesser of $30,000 or 15% of your first $150,000 of compensation (adjusted for cost-of-living increases) or as changed under Section 415 of the Code. You may also be able to make contributions to your SEP-IRA the same as you do to a Regular IRA, however, you will be considered an active participant for purposes of determining your deduction limit. In addition to the above limits, if your annuity is maintained under the rules for a salary reduction Simplified Employee Pension Plan (SARSEP), the maximum amount of employee pre-tax contributions which can be made is $7,000, adjusted for cost of living increases. After December 31, 1996, new SARSEP plans may not be established. Employees may, however, continue to make salary reductions to a SARSEP plan established prior to January 1, 1997. In addition, employees hired after December 31, 1996 may participate in SARSEP plans established by their employers prior to 1997.

SIMPLE IRA: Contributions to a SIMPLE IRA may not exceed the permissible amounts of employee elective contributions and required employer matching contributions or non-elective contributions. Annual employee elective contributions may not exceed $6,000 (adjusted for cost of living increases) expressed as a percentage of compensation. If an employer elects a matching contribution formula, employers are generally required to match employee contributions dollar for dollar up to 3% of the employee's compensation for the year. An employer may elect a lower percentage match (not below 1%) for a year, provided certain notice requirements are satisfied and the employer's election will not result in the matching percentage being lower than 3% in more than 2 of the 5 years in the 5-year period ending with that calendar year. Alternatively, an employer may elect to make non-elective contributions of 2% of compensation for all employees eligible to participate in the plan and who have at least $5,000 in compensation for the year. The employer must notify employees of this election within specified timeframes. "Compensation"for purposes of the 2% non-elective contribution option may not exceed the limit on compensation under Code Section 401(a)(17) ($150,000, adjusted for cost of living increases).

DISTRIBUTIONS: Payment to you from your IRA Plan must begin no later than the April 1 following the close of the calendar year in which you attain age 70 1/2, the Required Beginning Date (RBD). If you have not already withdrawn your entire balance by this date, you may elect to receive the entire value of your IRA Plan on or before the RBD in one lump sum; arrange for an income to be paid over your lifetime, your expected lifetime, or over the lifetimes or expected lifetimes of you and your beneficiary.

RATE OF DISTRIBUTION: If you arrange for the value of your IRA Plan to be paid to you as retirement income rather than as one lump sum, then you must abide by IRS rules governing how quickly the value of your IRA plan must be paid out to you. Generally, it is acceptable to have an insurance company annuity pay income to you for as long as you live, or for as long as you and your beneficiary live.






IRA/SEP                              QD-2
No Load Variable Annuity; 11/96

MINIMUM DISTRIBUTION REQUIREMENTS: Once you reach your RBD, you must withdraw a minimum amount each year or be subject to a 50% non-deductible excise tax on the difference between the minimum required distribution and the amount distributed. To determine the required minimum distribution, divide your entire interest in your IRA (as of December 31 of your age 70 1/2 year) by your life expectancy or the joint life expectancies of you and your beneficiary. Your single or joint life expectancy is determined by using IRS life expectancy tables. See IRS Publications 575 and 590.

Your life expectancy (and that of your spousal beneficiary, if applicable) will be recalculated annually, unless you irrevocably elect otherwise by the time distributions are required to begin. With the recalculation method, if a person whose life expectancy is recalculated dies, his or her life expectancy will be zero in all subsequent years. The life expectancy of a non-spouse beneficiary cannot be recalculated. Where life expectancy is not recalculated, it is reduced by one year for each year after your 70 1/2 year to determine the applicable remaining life expectancy. Also, if your benefit is payable in the form of a joint and survivor annuity, a larger minimum distribution amount may be required under IRS regulations, unless your spouse is the designated beneficiary.


If you die after the RBD, amounts undistributed at your death must be distributed at least as rapidly as under the method being used at the time of your death. If you die before the RBD, your entire interest must be distributed within 5 years of your death if no beneficiary is designated; or if a beneficiary is designated, over the life expectancy of the beneficiary if the beneficiary so elects by December 31 of the year following the year of your death. If the beneficiary fails to make an election, the entire benefit will be paid to the beneficiary no later than December 31, of the calendar year containing the fifth anniversary of the Annuitant's death. Also, if a designated beneficiary is the spouse, the life annuity distribution must begin by the later of December 31 of the calendar year following the calendar year of the Annuitant's death or December 31 of the year in which you would have attained age 70 1/2.If your designated beneficiary is not your spouse, life annuity distributions must begin by December 31 of the year following your death.



PART III.  RESTRICTIONS AND TAX CONSIDERATIONS:

TIMING OF CONTRIBUTIONS: Once you establish an IRA, contributions (deductible or non-deductible) must be made by the due date, not including extensions, for filing your tax return. (Participant Rollovers must be made within 60 days of your receipt of the distribution.) A CONTRIBUTION MADE BETWEEN JANUARY 1 AND THE FILING DUE DATE FOR YOUR RETURN, MUST BE SUBMITTED WITH WRITTEN DIRECTION THAT IT IS BEING MADE FOR THE PRIOR PLAN YEAR OR IT WILL BE TREATED AS MADE FOR THE CURRENT YEAR. SEP contributions must be made by the due date of the Employer's tax return (including extensions). SIMPLE IRA contributions, if permitted, must be made by the tax return due date for the employer (including extensions) for the year for which the contribution is made. Note, an employer is required to make SIMPLE plan contributions attributable to employee elective contributions as soon as it is administratively feasible to segregate these contributions from the employer's general assets, but in no event later than the 30th day of the month following the month in which the amounts would have otherwise been payable to the employee in cash.

DEDUCTIBLE IRA CONTRIBUTIONS: The amount of permissible contributions to your IRA may or may not be deductible. If you or your spouse are not active participants in an employer sponsored retirement plan, any permissible contribution you make to your IRA will be deductible. If you or your spouse are an active participant in an employer-sponsored retirement plan, the size of your deduction if any, will depend on your combined adjusted gross income (AGI). If your combined AGI is less than $40,000, you can deduct your entire contribution. If you are single and your AGI is less than $25,000, you may also take a full deduction. For married couples filing joint returns, the deduction is phased out between $40,000 and $50,000. For single individuals, the deduction is phased out between $25,000 and $35,000. If you are married and covered by an employer plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI. If your AGI is not above the applicable phase out level, a minimum contribution of $200 is permitted regardless of whether the phase out rules provide for a lesser amount. You can elect to treat deductible contributions as non-deductible. SEP, SARSEP and SIMPLE plan contributions are not deductible by you.


NON-DEDUCTIBLE IRA CONTRIBUTIONS: It is possible for you to make non-deductible contributions to your IRA (not including SIMPLE IRA's) even if you are not eligible to make deductible contributions for the year. The amount of non-deductible contributions you can make depends on the amount of deductible contributions you make. The sum of your non-deductible and deductible contributions for a year may not exceed the lesser of (1) $2,000 ($4,000 combined when a spousal IRA is also involved), or (2) 100% of your compensation (or, if a Spousal IRA is involved, 100% of you and your spouse's combined compensation, reduced by the amount of any deductible IRA contribution made by the "working" spouse). IF YOU WISH TO MAKE A NON-DEDUCTIBLE CONTRIBUTION, YOU MUST REPORT THIS ON YOUR TAX RETURN BY FILING FORM 8606 (NON-DEDUCTIBLE IRA ). REMEMBER, YOU ARE REQUIRED TO KEEP TRACK OF YOUR NON-DEDUCTIBLE CONTRIBUTIONS AS AMERITAS DOES NOT KEEP A RECORD OF THESE FOR YOU. THIS INFORMATION WILL BE NECESSARY TO DOCUMENT THAT THE CONTRIBUTIONS WERE MADE ON A NON-DEDUCTIBLE BASIS AND THEREFORE, ARE NOT TAXABLE UPON DISTRIBUTION.


EXCESS CONTRIBUTIONS: There is a 6% IRS penalty tax on IRA contributions in excess of permissible contributions. However, excess contributions made in one year may be applied against the contribution limits in a later year if the contributions in the later year are less than the limit. This penalty tax can be avoided if the excess amount, together with any earnings on it, is returned to you before the due date of your tax return for the year for which the excess amount was contributed. The penalty tax will apply to each year the excess amount remains in the IRA Plan, until it is removed either by having it returned to you or by making a reduced contribution in a subsequent year. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

LOANS AND PROHIBITED TRANSACTIONS: You may not borrow from your IRA Plan or pledge it as security for a loan. This would disqualify your entire IRA Plan, and its full value would be includable in your taxable income in the year of violation. This amount would also be subject to the 10% penalty tax on premature distributions. Your IRA Plan will similarly be disqualified if you or your beneficiary engage in any transaction prohibited by Section 4975 of the Internal Revenue Code.


TAXABILITY OF DISTRIBUTIONS: Any cash distribution from your IRA Plan is normally taxable as ordinary income. All IRAs of an individual are treated as one contract. All distributions during a taxable year are treated as one distribution; and the value of the contract, income on the contract, and investment on the contract is computed as of the close of the calendar year with or within which the taxable year ends. If an individual withdraws an amount from an IRA during a taxable year and the individual has previously made both deductible and non-deductible IRA contributions, the amount excludable from income for the taxable year is the portion of the amount withdrawn which bears the same ratio to the amount withdrawn for the taxable year as the individual's aggregate non-deductible IRA contributions bear to the balance of all IRAs of the individual.


LUMP SUM DISTRIBUTION: If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non-deductible contributions), and is not eligible for the special tax rules on lump sum distributions which are used with other types of Qualified Retirement Plans.


                                    QD-3                                IRA/SEP
                                                No Load Variable Annuity; 11/96

PREMATURE IRA DISTRIBUTIONS: There is a 10% penalty tax on amounts distributed prior to the attainment of age 59 1/2, except for: (1) distributions made to a beneficiary on or after the owner's death; (2) distributions attributable to the owner's being disabled: (3) distributions that are part of a series of substantially equal periodic payments (made at least annually) for the life of the annuitant or the joint lives of the annuitant and his beneficiary; (4) distributions made on or after January 1, 1997 for medical expenses which exceed 7.5% of the annuitant's adjusted gross income; or (5) distributions made on or after January 1, 1997, to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: has received unemployment compensation for 12 consecutive weeks of more; the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and the individual has not been re-employed for 60 days or more. The part of a distribution attributable to non-deductible contributions is not includable in income and is not subject to the 10% penalty. In addition, distributions from a SIMPLE Plan during the two-year period beginning on the date the employee first participated in the employer's SIMPLE Plan will be subject to a 25% (rather than 10%) premature distribution penalty tax, unless the distribution is otherwise eligible for an exception to the penalty tax.


MINIMUM REQUIRED DISTRIBUTION: SEE PART II, MINIMUM DISTRIBUTION REQUIREMENTS. An IRA Plan which is not totally distributed to you by April 1 of the year following the year in which you attain age 70 1/2, must be distributed over one of the following periods: 1) the entire life of the annuitant; 2) the lives of the annuitant and his beneficiary; or 3) a period certain not extending beyond the life expectancy of the annuitant or the joint life and last survivor expectancy of the annuitant and his beneficiary. Payments must be made in intervals which do not exceed one year. Payments must be non-increasing or may increase only as provided in Q & A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations. If the minimum distribution is not made, the excess, in any taxable year, of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.


MAXIMUM DISTRIBUTION: Generally, an excess distribution is an annual distribution in excess of the annual ceiling ($160,000 in 1997 ). If you made a grandfather election pursuant to IRC 4980A, your annual ceiling is $150,000, as indexed annually. Excess distributions are subject to a 15% excise tax. The tax is reduced by any payment of the 10% excise tax on early withdrawals. Among the items excluded from the excise tax are distributions after the death of the participant, distributions payable (and taxable) to an alternate payee under a qualified domestic relations order (if taxable to the alternate payee), distributions attributable to after-tax employee contributions, and distributions not includable in income by reason of a Rollover Contribution. Also, a 15% excise tax is imposed on your excess retirement accumulation at the time of your death. This amount is the excess of the value of all accrued benefits under all your IRAs, Qualified Retirement Plans, and TSAs, over the present value of a single life annuity with payments equal to the annual ceiling ($160,000 in 1997 ), payable over your life expectancy prior to death.


UNDER FEDERAL LEGISLATION SIGNED INTO LAW IN 1996, THE EXCESS DISTRIBUTION PENALTY TAX DESCRIBED ABOVE IS SUSPENDED FOR DISTRIBUTIONS MADE IN 1997, 1998 AND 1999. DISTRIBUTIONS DURING THIS 3-YEAR "HOLIDAY" WILL BE TREATED AS MADE FIRST FROM "NON-GRANDFATHERED" AMOUNTS. THIS SUSPENSION DOES NOT APPLY TO THE EXCESS ACCUMULATION PENALTY TAX WHICH MAY APPLY AT YOUR DEATH.


TAX FILING: You are not required to file a special IRA tax form for any taxable year (1) for which no penalty tax is imposed with respect to the IRA Plan, and
(2) in which the only activities engaged in, with respect to the IRA Plan, are making deductible contributions and receiving permissible distributions. Information regarding such contributions or distributions will be included on the regular Form 1040. For further information, consult the instructions for Form 5329 (Additional Taxes Attributable to Qualified Retirement Plans (including IRA's), Annuities, and Modified Endowment Contracts ), Form 8606 and IRS Publication 590.


TAX ADVICE: Ameritas is providing this general information as required by regulations issued under the Internal Revenue Code and assumes no responsibility for its application to your particular tax situation. Please consult your personal tax advisor regarding specific questions you may have.

ADDITIONAL INFORMATION: You may obtain more information about IRA Plans from any district office of the IRS and IRS Publication 590.

PART IV.  STATUS OF AMERITAS IRA PLAN:

INTERNAL REVENUE SERVICE APPROVAL LETTER: Ameritas will apply for approval from the Internal Revenue Service as to the form of No Load Variable Annuity (Form
4080), for use in funding IRA plans. Such approval, when received, is a determination only as to the form of the Annuity Contract, and does not represent a determination of the merits of the annuity.


PART V.  FINANCIAL DISCLOSURE:

The following is a general description and required financial disclosure information for the variable annuity product, No Load Variable Annuity (Form
4080) offered by Ameritas, hereafter referred to as the policy.

In order for you to achieve your retirement objectives, you should be prepared to make your IRA Plan a long term savings program. An IRA is not suited to short-term savings, nor was it intended to be by Congress, as indicated by the penalties on withdrawal before age 59 1/2 (except for death or disability). However, you should be aware of the values in your IRA Plan during the early years as well as at retirement.

Prior to the annuity date, the policy allows you to accumulate funds based on the investment experience of the assets underlying the policy in the Separate Account or the Fixed Account. Currently, the assets which underlie the Separate Account are invested exclusively in shares of mutual funds, the "Funds", managed or administered by fund managers. Each of the Subaccounts of the Separate Account invest solely in the corresponding portfolio of the Funds. The assets of each portfolio are held separately from the other portfolios and each has distinct investment objectives which are described in the accompanying prospectus for the Funds which you would have received when making an application for your annuity. The accumulation value of your IRA Plan allocated to the Separate Account will vary in accordance with the investment performance of the Subaccounts you selected. Therefore, for assets in the Separate Account, you bear the entire investment risk prior to the annuity date.

Premium payments and subsequent allocations to the Fixed Account are placed in the general account of Ameritas which supports insurance and annuity obligations. Policyowners are paid interest on the amounts placed in the Fixed Account at guaranteed rates (3.0%) or at higher rates declared by Ameritas.






IRA/SEP                              QD-4
No Load Variable Annuity; 11/96

ACCUMULATION VALUE: On the effective date, the accumulation value of the policy is equal to the premium received, reduced by any applicable premium taxes. Thereafter, the accumulation value of the policy is determined as of the close of trading on the New York Stock Exchange on each valuation date by multiplying the number of accumulation units for each Subaccount credited to the policy by the current value of an accumulation unit for each Subaccount, and by adding the amount deposited in the Fixed Account, plus interest. The current value of an accumulation unit reflects the increase or decrease in value due to investment results of the Subaccount and certain charges, as described below. The number of accumulation units credited to the policy is decreased by any annual policy fee, any withdrawals and, upon annuitization, any applicable premium taxes and charges.


A valuation period is the period between successive valuation dates. It begins at the close of trading on the New York Stock Exchange on each valuation date and ends at the close of trading on the next succeeding valuation date. A valuation date is each day that the New York Stock Exchange is open for business.

The accumulation value is expected to change from valuation period to valuation period, reflecting the net investment experience of the selected portfolios of the Funds, interest earned in the Fixed Account, additional premium payments, withdrawals, as well as the deduction of any applicable charges under the policy. GROWTH IN THE ACCUMULATION VALUE BASED ON INVESTMENTS IN THE ACCOUNT IS NEITHER GUARANTEED NOR PROJECTED.

VALUE OF ACCUMULATION UNITS: The accumulation units of each Subaccount are valued separately. The value of an accumulation unit may change each valuation period according to the net investment performance of the shares purchased by each Subaccount and the daily charge under the policy for mortality and expense risks, and if applicable, any federal and state income tax charges.

CASH SURRENDER VALUE: The amount available for withdrawal, which is the accumulation value less any applicable premium taxes, and, in the case of a full withdrawal, the annual policy fee.

ANNUAL POLICY FEE: An annual policy fee of $25, is deducted from the accumulation value on the last valuation date of each policy year and on a full withdrawal if between policy anniversaries. This charge reimburses Ameritas for the administrative costs of maintaining the policy on Ameritas' system. This charge may be increased to a maximum of $40.

MORTALITY AND EXPENSE RISK CHARGE: Ameritas imposes a charge to compensate it for bearing certain mortality and expense risks under the policies. For assuming these risks, Ameritas makes a daily charge equal to an annual rate of 0.75 % (current; 0.95% guaranteed) of the value of the average daily net assets of the Account. This charge is subtracted when determining the daily accumulation unit value. If this charge is insufficient to cover assumed risks, the loss will fall on Ameritas. Conversely, if the charge proves more than sufficient, any excess will be added to Ameritas' surplus. No mortality and expense risk charge is imposed on the Fixed Account.

TAXES: Ameritas will charge and deduct premium taxes as required by state law and in accordance with any applicable company election. Applicable premium tax rates depend upon such factors as the policyowner's current state of residency, and the insurance laws and the status of Ameritas in states where premium taxes are incurred. Currently, premium taxes range from 0% to 3.5% of the premium paid. Applicable premium tax rates are subject to change by legislation, administrative interpretations, or judicial acts. The owner will be notified of any applicable premium taxes.

WITHDRAWALS: The owner may make a withdrawal of the policy to receive part or all of the accumulation value (less any applicable charges), at any time before the annuity date and while the annuitant is living, by sending a written request to Ameritas. Withdrawals may be either systematic or elective. Systematic withdrawals provide for an automatic withdrawal, whereas, each elective withdrawal must be elected by the owner. Systematic withdrawals are available on a monthly, quarterly, semi-annual or annual mode. This withdrawal right may be restricted by Section 403(b)(11) of the Internal Revenue Code if the annuity is used in connection with a Section 403(b) retirement plan. No withdrawals may be made after the annuity date except as permitted under the particular annuity option. The amount available for a withdrawal is the accumulation value at the end of the valuation period during which the written request for withdrawal is received, less any applicable premium taxes, and in the case of a full withdrawal, less the annual policy fee that would be due on the last valuation date of the policy year. The accumulation value may be paid in a lump sum to the owner, or, if elected, all or any part may be paid out under an annuity income option.

SALES COMMISSIONS: No deductions are made from the premium payments for sales charges. Compensation to the sales force is a maximum .5% based on premiums paid for broker/dealers other than AIC, and an asset-based administrative compensation of .10% (annualized).



                                    QD-5                                IRA/SEP
                                                No Load Variable Annuity; 11/96

Ameritas Life Insurance
Corp. Logo
                              EMPLOYEE BENEFIT PLAN

                              INFORMATION STATEMENT

                       401(A) PENSION/PROFIT SHARING PLANS

--------------------------------------------------------------------------------

For purchasers of a 401(a) Pension/Profit Sharing Plan, the purpose of this statement is to inform you as an independent Fiduciary of the Employee Benefit Plan, of the Sales Representative's relationship to and compensation from Ameritas Life Insurance Corp. (Ameritas), as well as to describe certain fees and charges under the No Load Variable Annuity Policy being purchased from the Sales Representative.

The Sales Representative is appointed with Ameritas as its Sales Representative and is a Securities Registered Representative. In this position, the Sales Representative is employed to procure and submit to Ameritas applications for contracts, including applications for No Load Variable Annuity.

COMMISSIONS, FEES AND CHARGES

The following commissions, fees and charges apply to No Load Variable Annuity (policy):

SALES COMMISSION: No deductions are made from the premium payments for sales charges. Compensation to the Sales Representative's Broker/Dealer is a maximum of up to .5% based on premiums paid for broker/dealers other than AIC, and an asset-based administrative compensation of .10 (annualized).

ANNUAL POLICY FEE: An annual policy fee of $25 is deducted from the accumulation value in the policy on the last valuation date of each policy year or on a full withdrawal if between policy anniversaries. This charge reimburses Ameritas for the administrative costs of maintaining the policy on Ameritas system. This charge may be increased to a maximum of $40.


MORTALITY AND EXPENSE RISK CHARGE: Ameritas imposes a charge to compensate it for bearing certain mortality and expense risks under the policies. Ameritas makes a daily charge equal to an annual rate of 0.75% (current; 0.95% guaranteed) of the value of the average daily net assets of the Account under the policies. This charge is subtracted when determining the daily accumulation unit value. If this charge is insufficient to cover assumed risks, the loss will fall on Ameritas. Conversely, if the charge proves more than sufficient, any excess will be added to Ameritas' surplus. No mortality and expense risk charge is imposed on the Fixed Account.

WITHDRAWALS: The policyowner may make a withdrawal of the policy to receive part or all of the accumulation value (less any applicable charges), at any time before the annuity date and while the annuitant is living by sending a written request to Ameritas. Withdrawals may be either systematic or elective. Systematic withdrawals provide for an automatic withdrawal, whereas, each elective withdrawal must be elected by the owner. Systematic withdrawals are available on a monthly, quarterly, semi-annual or annual mode. No withdrawals may be made after the annuity date except as permitted under the particular annuity option. The amount available for withdrawal is the accumulation value at the end of the valuation period during which the written request for withdrawal is received, less any applicable premium taxes, and in the case of a full withdrawal, the annual policy fee that would be due on the last valuation date of the policy year. The accumulation value may be paid in a lump sum to the owner, or if elected, all or any part may be paid out under an annuity income option.

TAXES: Ameritas will deduct premium taxes upon receipt of a premium payment or upon annuitization depending upon the requirements of the law of the state of the policyowner's residence. Currently, premium taxes range from 0% to 3.5% of the premium paid, but are subject to change by legislation, administrative interpretations, or judicial act.

FUND INVESTMENT ADVISORY FEES AND EXPENSES: At the direction of the policyowner, the Separate Account LLVA purchases shares of Funds which are available for investment under this policy. The net assets of the Separate Account LLVA will reflect the value of the Fund shares and therefore, investment advisory fees and other expenses of the Funds. A complete description of these fees and expenses is contained in the Funds' Prospectuses.


Pension Trust                         QD-6

Part B                                              Registration No. 333-5529
                                                                     --------



                          AMERITAS LIFE INSURANCE CORP.
                              SEPARATE ACCOUNT LLVA

                       STATEMENT OF ADDITIONAL INFORMATION
                                       FOR
                      FLEXIBLE PREMIUM VARIABLE ANNUITY POLICY


                                   Offered by


                          Ameritas Life Insurance Corp.
                           (A Nebraska Mutual Company)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510


                              ---------------------



         This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Flexible Premium Variable Annuity Policy ("Policy") offered by Ameritas Life Insurance Corp. ("Ameritas"). You may obtain a copy of the Prospectus dated ___________, by writing Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510, or calling, 1-800-745-6665. Terms used in the current Prospectus for the Policy are incorporated in this Statement.

         THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY.


         Dated:  November 20, 1996

                                TABLE OF CONTENTS

                                                                           PAGE

GENERAL INFORMATION AND HISTORY ..........................................   2
-------------------------------

THE POLICY ...............................................................   2
----------
          Accumulation Value..............................................   2
          ------------------
          Value of Accumulation Units ....................................   2
          ---------------------------
          Calculation of Performance Data ................................   3
          -------------------------------
          Total Return....................................................   3
          ------------

          Yields..........................................................   5
          ------

GENERAL MATTERS...........................................................   6
---------------
          The Policy .....................................................   6
          ----------

          Non-Participating...............................................   6
          -----------------
          Assignment......................................................   6
          ----------
          Annuity Data....................................................   6
          ------------
          Ownership ......................................................   6
          ---------

          IRS Required Distributions .....................................   7
          --------------------------

FEDERAL TAX MATTERS.......................................................   7
-------------------
          Taxation of Ameritas............................................   7
          --------------------
          Tax Status of the Policies .....................................   7
          --------------------------
          Qualified Policies..............................................   7
          ------------------

DISTRIBUTION OF THE POLICY ...............................................   8
--------------------------

SAFEKEEPING OF ACCOUNT ASSETS ............................................   8
-----------------------------
STATE REGULATION..........................................................   8
----------------
LEGAL MATTERS.............................................................   8
-------------
EXPERTS...................................................................   8
-------
OTHER INFORMATION.........................................................   9
-----------------
FINANCIAL STATEMENTS......................................................   9
--------------------

GENERAL INFORMATION AND HISTORY:
--------------------------------

      In order to supplement the description in the Prospectus, the following provides additional information concerning the company and its history.

      Ameritas Life Insurance Corp. Separate Account LLVA ("the Account") is a separate investment account of Ameritas Life Insurance Corp. established under Nebraska Law on October 26, 1995. Ameritas Life Insurance Corp. ("Ameritas") is a mutual life insurance company domiciled in Nebraska since 1887. The Home Office of Ameritas is at 5900 "O" Street, Lincoln, Nebraska 68501.

Currently, ten Subaccounts of the Account are available under the contracts. Each Subaccount invests in a corresponding investment portfolio of Strong Variable Insurance Funds, Inc., Strong Special Fund II, Inc., (collectively "Strong"). Berger Institutional Products Trust ("Berger IPT")or the Neuberger & Berman Advisers Management Trust ("Neuberger & Berman AMT").

THE POLICY
----------

      In order to supplement the description in the Prospectus, the following provides additional information about the Policy which may be of interest to the owners.

Accumulation Value
------------------

      The Accumulation Value of a Policy on each valuation date is equal to:

      (1) the aggregate of the values attributable to the Policy in each Subaccount on the valuation date, determined for each Subaccount by multiplying the Subaccount's accumulation unit price by the number of the Subaccount accumulation units allocated to the Policy and/or the net allocation plus interest in the Fixed Account; plus;

      (2)   the amount deposited in the Fixed Account, plus interest; less

      (3)   any withdrawal made on the valuation date; less

      (4) any annual policy fee deducted on that valuation date. In computing the accumulation value, the number of Subaccount accumulation units allocated to the Policy is determined after any transfer among the Subaccounts.


Value of Accumulation Units
----------------------------

The value of each Subaccount's accumulation units reflects the investment performance of that Subaccount. The accumulation unit price of each Subaccount shall be calculated by:

      (1) multiplying the per share net asset value of the corresponding Fund portfolio on the valuation date by the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus

      (2) a daily charge, currently 0.002049% (equivalent to an annual rate of .75%), not to exceed 0.002595% (equivalent to an annual rate of .95% of the average daily net assets), for mortality and expense risks; minus

      (3)   any applicable charge for federal and state income taxes, if any;
            and

      (4) dividing the result by the total number of accumulation units held in the Subaccount on the valuation date, before the purchase or redemption of any units on that date.


Calculation of Performance Data
-------------------------------

      As disclosed in the prospectus, premium payments will be allocated to the Separate Account LLVA which has ten Subaccounts, with the assets of each invested in corresponding portfolios of Strong, Berger IPT or Neuberger & Berman AMT ("the Funds"), or to the Fixed Account. From time to time Ameritas will advertise the performance data of the portfolios of the Funds.

      Performance information for any subaccount may be compared, in reports and advertising to: (1) the Standard & Poor's 500 Stock Index ("S & P 500"), Dow Jones Industrial Average ("DJIA"), Donahue Money Market Institutional Averages;
(2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or the Variable Annuity Research and Data Service, widely used independent research firms which rank mutual funds and other investment companies by overall performance, investment objectives, and assets; and (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in a contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges and investment management costs.

      Total returns, yields and other performance information may be quoted numerically or in a table, graph, or similar illustration. Reports and advertising may also contain other information including (i) the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Series or by rating services, companies, publications or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (ii) the effect of tax deferred compounding on a subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.

      The tables below are established to demonstrate performance results for each underlying portfolio with charges deducted at the Separate Account level as if the policy had been in force from the commencement of the portfolio. The performance information is based on the historical investment experience of the underlying portfolios and does not indicate or represent future performance.


Total Return
------------

      Total returns quoted in advertising reflect all aspects of a subaccount's return, including the automatic reinvestment by the separate account of all distributions and any change in the subaccount's value over the period. Average annual returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the subaccount over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative return of 100% over ten years would produce an average annual return of 7.18% which is the steady rate that would equal 100% grown on a compounded basis in ten years. While average annual returns are a convenient means of comparing investment alternatives, investors should realize that the subaccount's performance is not constant over time, but changes from year to year, and that average annual returns represent averaged figures as opposed to the actual year-to-year performance of a subaccount.

      Table 1: The subaccounts, other than the Liquid Asset subaccount, will quote average annual returns for the period since the underlying portfolios commenced operation after deducting charges at the Separate Account level. Table 1 shows the average annual total return on a hypothetical investment in the subaccounts for the last year, five years, and ten years if applicable, and/or from the date that the portfolios began operations assuming that the contract was surrendered December 31, 1995. The average annual total returns to be shown in Table 1 were computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the withdrawal value, in accordance with the following formula: P(1 + T)n = ERV where P is a hypothetical investment payment of $25,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the periods shown. The returns reflect the mortality and expense risk charge (guaranteed not to exceed .95% on an annual basis), and the annual policy fee. Because there is no surrender charge, the average annual total return would be the same for the relevant time periods if the contract is continued.


Table 1: Hypothetical Historical Average Annual Total Return for Period Ending on 12/31/95



Strong                                                          10 Years or
Portfolios                     One Year        Five Year        Life of Fund
--------------------------------------------------------------------------------
Growth Fund II                   N/A             N/A                 N/A
International Stock Fund II      N/A             N/A                2.04%
Special Fund II                 23.89%           N/A               16.84%

Inception  of Funds:  Growth  Fund II, not funded as of  11/14/96; International
Stock Fund II, 10/20/95; Special Fund II, 5/8/92.


Berger IPT                                                      10 Years or
Portfolios                     One Year        Five Year        Life of Fund
--------------------------------------------------------------------------------
100 Fund                         N/A             N/A               N/A
Small Company Growth             N/A             N/A               N/A

Inception of Funds: 100 Fund, 5/1/96; Small Company Growth, 5/1/96.


Neuberger &
Berman AMT                                                      10 Years or
Portfolios                     One Year         Five Year       Life of Fund
--------------------------------------------------------------------------------
Limited Maturity Bond          10.01%           5.77%               6.70%*
Growth                         30.65%          12.76%              11.12%*
Partners                       35.34%            N/A               16.61%
Balanced                       22.74%          10.12%               9.78%

* 10 Year Figure

Inception of Funds: Limited  Maturity Bond, 9/10/84; Growth, 9/10/84;  Partners,
3/22/94; Balanced, 2/28/89.

   In addition to average annual returns, the subaccounts, other than the Liquid Asset subaccount, may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Table 2 shows the cumulative total return on a hypothetical investment in the subaccounts for the last year, 5 years, 10 years if applicable, and/or from the date the portfolios began operations and assuming that the contract was surrendered December 31, 1995. The returns reflect the mortality and expense risk charge (guaranteed not to exceed .95% on an annual basis), and the policy fee. Because there is no surrender charge, the cumulative total return would be the same for the relevant time periods if the contract is continued.


Table 2: Hypothetical Historical Cumulative Total Return for Period Ending on
         12/31/95



Strong                                                          10 Years or
Portfolios                     One Year        Five Year        Life of Fund
--------------------------------------------------------------------------------
Growth Fund II                   N/A             N/A                 N/A
International Stock Fund II      N/A             N/A                2.04%
Special Fund II                 23.89%           N/A               76.42%


Berger IPT                                                      10 Years or
Portfolios                     One Year        Five Year        Life of Fund
--------------------------------------------------------------------------------
100 Fund                         N/A             N/A               N/A
Small Company Growth             N/A             N/A               N/A

Neuberger &
Berman AMT                                                      10 Years or
Portfolios                     One Year         Five Year       Life of Fund
--------------------------------------------------------------------------------
Limited Maturity Bond          10.01%           32.35%             91.23%*
Growth                         30.65%           82.30%            187.12%*
Partners                       35.34%            N/A               31.37%
Balanced                       22.74%           61.91%             89.29%

* 10 Year Figure


Yields
------

   Some subaccounts may also advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the subaccount over a stated period of time, not taking into account capital gains or losses. Yields are annualized and stated as a percentage.

   Current yield for Liquid Asset subaccount reflects the income generated by a subaccount over a 7-day period. Current yield is calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical account having one Accumulation Unit at the beginning of the period adjusting for the annual policy fee, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7). The resulting yield figure is carried to the nearest hundredth of a percent. Effective yield for the Liquid Asset subaccount is calculated in a similar manner to current yield except that investment income is assumed to be reinvested throughout the year at the 7-day rate. Effective yield is obtained by taking the base period returns as computed above, and then compounding the base period return by adding 1, raising the sum to a power equal to (365/7) and subtracting one from the result, according to the formula:

            Effective Yield = [(Base Period Return + 1) 365/7] - 1.

Since the reinvestment of income is assumed in the calculation of effective yield, it will generally be higher than current yield.

   The hypothetical historical net average yield for the 7-day period ended December 31, 1995 for the Liquid Asset Portfolio was 3.91% and the hypothetical historical effective yield for the 7-day period ended December 31, 1995 for the Liquid Asset Portfolio was 3.99%.

   Current yield for subaccounts other than the Liquid Asset subaccount reflects the income generated by a subaccount over a 30-day period. Current yield is calculated by dividing the net investment income per accumulation unit earned during the period by the maximum offering price per unit on the last day of the period, according to the formula:


                   YIELD =2[( FUNC{a-b}OVER cd; +1) SUP 6 -1]


    Where a = net investment income earned during the period by the portfolio company attributable to shares owned by the subaccount, b = expenses accrued for the period (net of reimbursements), c = the average daily number of accumulation units outstanding during the period, and d = the maximum offering price per accumulation unit on the last day of the period. The yield reflects the mortality and expense risk charge and the annual policy fee.


GENERAL MATTERS
---------------

The Policy
----------

   The Policy, the application, any supplemental applications, and any amendments or endorsements make up the entire contract. All statements made in the application, in the absence of fraud, are considered representations and not warranties. Only statements in the application that is attached to the Policy and any supplemental applications made a part of the Policy when a change went into effect can be used to contest a claim or the validity of the Policy. Only the President, Vice President, Secretary or Assistant Secretary of Ameritas can modify the Policy. Any changes must be made in writing, and approved by Ameritas. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions.

Non-Participating
-----------------
   The Policies are non-participating. No dividends are payable and the Policies will not share in the profits or surplus earnings of Ameritas.

Assignment
----------
   Any non-qualified policy and any qualified policy, if permitted by the plan or by law relevant to the plan applicable to the qualified policy, may be assigned by the owner prior to the annuity date and during the annuitant's lifetime. Ameritas is not responsible for the validity of any assignment. No assignment will be recognized until Ameritas receives written notice thereof. The interest of any beneficiary which the assignor has the right to change shall be subordinate to the interest of an assignee. Any amount paid to the assignee shall be paid in one sum, not withstanding any settlement agreement in effect at the time the assignment was executed. Ameritas shall not be liable as to any payment or other settlement made by Ameritas before receipt of written notice.

Annuity Data
------------

   Ameritas will not be liable for obligations which depend on receiving information from a payee until such information is received in a form satisfactory to Ameritas.

Ownership
---------

   The owner of the Policy on the policy date is the annuitant, unless otherwise specified in the application. During the annuitant's lifetime, all rights and privileges under this Policy may be exercised solely by the owner. Ownership passes to the Owner's Designated Beneficiary upon the death of the owner(s). If there is no Owner's Designated Beneficiary, or if no Owner's Designated Beneficiary is living, ownership will pass to the owner's estate. From time to time Ameritas may require proof that the owner is still living.

   In order to change the owner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with Ameritas at its Home Office. The change will take effect as of the date the change is recorded at the Home Office, and Ameritas will not be liable for any payment made or action taken before the change is recorded. The payment of proceeds is subject to the rights of any assignee of record. A change in the owner will be valid only upon absolute and complete assignment of the Policy. A collateral assignment is not a change of ownership.

IRS Required Distributions
--------------------------

   If the owner dies before the entire interest in the Policy is distributed, the value of the Policy must be distributed to the Owner's Designated Beneficiary as described in this section so that the Policy qualifies as an annuity under the Code. If the owner is not an individual, death of the annuitant will be treated as death of the owner.

   If the death occurs on or after the annuity date, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of death.

   If the death occurs before the annuity date, the entire interest in the Policy will be distributed within five years after date of death or be used to purchase an immediate annuity under which payments will begin within one year of the owner's death and will be made for the life of the owner's designated beneficiary or for a period not extending beyond the life expectancy of that beneficiary.

   The owner's designated beneficiary is the person to whom ownership of the Policy passes by reason of death of the owner and must be a natural person. Ameritas reserves the right to require proof of death.

   If any portion of the owner's interest is payable to (or for the benefit of) the surviving spouse of the owner, the Policy may be continued with the surviving spouse as the new owner.


FEDERAL TAX MATTERS
-------------------

Taxation of Ameritas
--------------------

   Ameritas is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Account is not an entity separate from Ameritas and its operations form a part of Ameritas, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized net capital gains on the assets of the Account are reinvested and are taken into account in determining the Policy values. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the Policy. Under existing federal income tax law, Ameritas believes that Account investment income and realized net capital gains should not be taxed to the extent that such income and gains are retained as part of the reserves under the Policy.

Tax Status of the Policies
--------------------------

   Section 817(h) of the Code provides in substance that Section 72 of the Code will not apply and Ameritas will not be treated as the owner of the assets of the Account unless the investments made by the Account are "adequately diversified" in accordance with regulations prescribed by the Secretary of Treasury (the "Treasury"). If the segregated account is not "adequately diversified" any increase in the value of a variable annuity contract will be taxed to the owner currently. The Account, through the fund, intends to comply with the diversification requirements prescribed by Treasury regulations which affect how the Fund's assets may be invested. Although Ameritas does not control the Fund, it has entered into an agreement regarding participation in the Fund, which requires the Fund to be operated in compliance with the requirements prescribed by the Treasury.

Qualified Policies
------------------

   The Policies are designed for use with several types of qualified plans. The following are brief descriptions of qualified plans with which the policies may be used:

   a. H.R. 10 Plans - Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees. Such plans commonly are referred to as "H.R. 10" or "Keogh" plans. Taxation of plan participants depends on the specified plan.

         The Code governs such plans with respect to maximum contributions, distribution dates, non- forfeitability of interests, and tax rates applicable to distributions. In order to establish such a plan, a plan document, usually in prototype form preapproved by the Internal Revenue Service, is adopted and implemented by the employer. When issued in connection with H.R. 10 plans, a Policy may be subject to special requirements to conform to the requirements under such plans.
7

   b. Individual Retirement Annuities - Section 408 of the Code permits certain individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or an "IRA." IRA's are subject to limitations on eligibility, maximum contributions, and time of distribution. Distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of a Policy for use with an IRA may be subject to special requirements of the Internal Revenue Service. Purchasers of a Policy for such purposes will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency.

   c. Corporation Pension and Profit Sharing Plans -- Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of Policies in order to provide benefits under the plans.


DISTRIBUTION OF THE POLICY
--------------------------

   Ameritas Investment Corp., the principal underwriter of the Policies, is registered with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Ameritas Investment Corp. is wholly-owned by AMAL Corporation. Ameritas owns a majority interest in AMAL Corporation.

   The Policies are offered to the public directly from Ameritas through Veritas, a direct-to-consumer Division of Ameritas, with salaried employees who are registered representatives of AIC and who will not receive compensation related to the purchase. The Policies may also be purchased through brokers, licensed under the federal securities laws and state insurance laws, and properly licensed banking institions that have entered into agreements with Ameritas Investment Corp. The offering of the Policies is continuous and Ameritas Investment Corp. may discontinue the offering of this policy in certain states and continue to offer it in other states.

SAFEKEEPING OF ACCOUNT ASSETS
-----------------------------

   Title to assets of the Account is held by Ameritas. The assets are kept physically segregated and held separate and apart from Ameritas' general account assets. Accumulation values deposited or transferred to the Fixed Account are held in the General Account of Ameritas. Records are maintained of all purchases and redemptions of eligible portfolio shares held by each of the Subaccounts.

STATE REGULATION
----------------

   Ameritas is a mutual life insurance company organized under the laws of Nebraska, and is subject to regulation by the Nebraska State Department of Insurance. An annual statement is filed with the Nebraska Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of Ameritas as of December 31 of the preceding calendar year. Periodically, the Nebraska Commissioner of Insurance examines the financial condition of Ameritas, including the liabilities and reserves of the Account and certifies their adequacy.

   In addition, Ameritas is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain policy rights and provisions depends on state approval and/or filing and review process. Where required by state law or regulation, the Policy will be modified accordingly.

LEGAL MATTERS
-------------

   All matters of Nebraska law pertaining to the validity of the Policy and Ameritas' right to issue such Policies under Nebraska law have been passed upon by Norman M. Krivosha, Executive Vice President, Secretary and Corporate General Counsel of Ameritas.

EXPERTS
-------

   The financial statements of Ameritas as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 1040 NBC Center, Lincoln, Nebraska 68508, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   Ameritas Life Insurance Corp. Separate Account LLVA ("the Account") was established on October 26, 1995 under Nebraska Law by Ameritas, a mutual life insurance company, to receive and invest premium payment on variable annuity policies issued by Ameritas. The account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust.

   There are ten subaccounts in the Account, each of which invests only in the corresponding portfolio of the Strong, Berger IPT or the Neuberger &
Berman AMT. The assets of the Account are segregated from the assets and liabilities of Ameritas.


   Prior to ____________, 1996, the account has had no business activities, has no assets or liabilities and has no financial statement.

OTHER INFORMATION
-----------------

   A registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information or in the Prospectus. Statements contained in this Statement of Additional Information and the Prospectus concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

FINANCIAL STATEMENTS
--------------------

   The financial statements of Ameritas, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of Ameritas to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Accounts.

                          Independent Auditors' Report


Board of Directors
Ameritas Life Insurance Corp.
Lincoln, Nebraska


   We have audited the accompanying parent company only balance sheets of Ameritas Life Insurance Corp., a mutual life insurance company, as of December 31, 1995 and 1994, and the related parent company only statements of operations and policyowners' contingency reserves, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Life Insurance Corp. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with statutory accounting practices which are considered generally accepted accounting principles for mutual life insurance companies.



DELOITTE & TOUCHE LLP


Lincoln, Nebraska
February 1, 1996


                          AMERITAS LIFE INSURANCE CORP.
                               PARENT COMPANY ONLY
                                 BALANCE SHEETS
                                 (in thousands)



                                                                                    December 31,
                                                                        -----------------------------------
ASSETS                                                                       1995                  1994
                                                                        -------------         -------------
Investments:
     Bonds                                                              $   1,087,011         $   1,063,297
     Short-term investments                                                    81,902                35,999
     Mortgage loans                                                           199,788               196,070
     Real estate                                                               41,480                43,129
     Stock - other than affiliates                                             60,764                46,717
            - affiliates                                                       30,932                28,559
     Partnerships - real estate                                                22,950                23,603
                    - joint venture                                            20,755                19,929
     Other investments                                                          1,626                 2,084
                                                                        -------------          ------------
                                                                            1,547,208             1,459,387
     Loans on life insurance policies                                          66,529                67,883
                                                                         ------------          ------------
                    Total investments                                       1,613,737             1,527,270

Cash                                                                              361                 3,142
Accrued investment income                                                      23,077                24,192
Other current accounts receivable                                               2,576                 1,154
Deferred and uncollected premiums                                               8,880                 8,724
Data processing and other admitted assets                                       1,219                 1,412
Separate Accounts                                                              50,674                30,887
                                                                        -------------          -------------
                                                                        $   1,700,524         $   1,596,781
                                                                         ============          =============



LIABILITIES AND POLICYOWNERS' CONTINGENCY RESERVES
Policy reserves                                                         $     669,610         $     642,512
Funds left on deposit                                                         633,715               626,877
Reserves for unpaid claims                                                     17,107                17,451
Dividends payable to policyowners in following year                            10,557                10,452
Interest maintenance reserve                                                   12,549                12,059
Postretirement benefit obligation                                               2,542                 2,769
Accrued taxes
     Federal income - current                                                  15,896                14,280
                    - deferred                                                 21,673                18,260
     Other                                                                        474                   469
Other liabilities                                                              23,949                19,666
Asset valuation reserve                                                        37,111                30,178
Separate Accounts                                                              50,674                30,887
                                                                         ------------          ------------
                                                                            1,495,857             1,425,860
                                                                         ------------          ------------

Policyowners' contingency reserves                                            204,667               170,921
                                                                         ------------          ------------

                                                                        $   1,700,524         $   1,596,781
                                                                         ============          ============



The accompanying notes to financial statements are an integral part of these statements.





                          AMERITAS LIFE INSURANCE CORP.
                               PARENT COMPANY ONLY
                            STATEMENTS OF OPERATIONS
                     AND POLICYOWNERS' CONTINGENCY RESERVES
                                 (in thousands)




                                                                                 Years Ended December 31,
                                                                     --------------------------------------------
                                                                         1995            1994           1993
                                                                     -------------   -------------  -------------
INCOME:
Premiums from policyowners for life insurance, health
     insurance and annuities                                         $     229,561   $    216,269   $    198,585
Deposit administration funds, dividend accumulations
     and other funds left on deposit                                       101,089         46,244         50,160
Other income                                                                 8,056          7,008          6,312
Net investment income                                                      121,679        116,581        119,639
                                                                      -------------   -----------    ------------
            Total income                                                   460,385        386,102        374,696
                                                                      -------------   -----------    ------------


DEDUCTIONS:
Benefits to policyowners and beneficiaries                                 287,240       264,364         241,890
Additions to policy reserves and deposit funds                              52,008        16,168          37,728
Commissions                                                                 14,660        11,549           7,622
Cost of insurance operations                                                44,678        43,479          38,616
Taxes, licenses and fees                                                     6,668         6,754           6,676
                                                                      -------------  ------------    ------------
            Total deductions                                               405,254       342,314         332,532
                                                                      -------------  ------------    ------------

Income before dividends, income taxes, and realized gains                   55,131        43,788          42,164

Dividends appropriated for policyowners                                     10,676        10,337          11,009
                                                                      -------------  ------------    ------------
Income before income taxes and realized gains                               44,455        33,451          31,155

Provision for federal income taxes                                          16,100        20,500          11,360
                                                                       ------------  ------------    ------------
Net income from operations                                                  28,355        12,951          19,795

Realized gains on investments, net of tax of $1,573, $1,001 and $10,070 and transfers to the interest maintenance reserve of $2,068,
     $985 and $6,628 in 1995, 1994 and 1993, respectively                      853         1,872          12,077
                                                                       ------------  ------------    ------------

Net income transferred to policyowners' contingency reserves                29,208        14,823          31,872

Change in net unrealized gains on investments                               10,465        (8,184)         (4,561)
Transfers (to)/from asset valuation reserve                                 (6,933)        3,053          (2,673)
Other - net                                                                  1,006          (500)         (4,566)
                                                                      -------------   -----------    ------------
     Net change in Policyowners' contingency reserves                       33,746         9,192          20,072

Policyowners' contingency reserves at beginning                            170,921       161,729         141,657
                                                                      -------------   -----------    ------------

Policyowners' contingency reserves at end                            $     204,667   $   170,921    $    161,729
                                                                      =============   ===========    ============







The  accompanying  notes to financial  statements  are an integral part of these statements.





                          AMERITAS LIFE INSURANCE CORP.
                               PARENT COMPANY ONLY
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)




                                                                                 Years Ended December 31,
                                                                       -------------------------------------------
                                                                           1995           1994           1993
                                                                       ------------  --------------  -------------
OPERATING ACTIVITIES
Premium and deposit income                                            $    330,450  $    253,795    $    247,156
Investment income received, net                                            122,032       114,686         115,440
Benefits to policyowners and beneficiaries                                (181,174)     (178,101)       (170,788)
Transfer to Separate Accounts                                              (11,738)       (4,416)             --
Withdrawals of deposit administration funds                               (108,621)      (78,394)        (68,597)
Expenses and taxes, other than federal income tax                          (65,306)      (60,705)        (52,489)
Dividends paid to policyowners                                             (10,548)      (10,976)        (12,229)
Federal income tax paid                                                    (13,619)      (17,569)         (6,388)
Net decrease in loans on life insurance policies                             1,350         3,093           1,462
Other operating income and disbursements, net                                6,738         6,276           6,719
                                                                       -------------  ------------    ------------

            Net cash flow from operating activities                         69,564        27,689          60,286
                                                                       -------------  ------------    ------------

INVESTING ACTIVITIES
Proceeds from long-term investments sold, matured or repaid                166,594       174,903         342,266
Cost of long-term investments acquired                                    (193,036)     (264,648)       (384,347)
                                                                        ------------  ------------    ------------

      Net cash flow used in investing activities                           (26,442)      (89,745)        (42,081)
                                                                        ------------  ------------    ------------


Net cash flow                                                               43,122       (62,056)         18,205

Cash and short-term investments at beginning period                         39,141       101,197          82,992
                                                                        ------------  ------------    ------------

Cash and short-term investments at end of period                      $     82,263   $    39,141     $   101,197
                                                                        ============  ============    ============




The  accompanying  notes to financial  statements  are an integral part of these statements.


                          AMERITAS LIFE INSURANCE CORP.
                               PARENT COMPANY ONLY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

I. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

ORGANIZATION
  Ameritas Life Insurance Corp. is a mutual life insurance company chartered by the State of Nebraska. Its operations consist of life and health insurance and annuity and pension contracts. Wholly-owned insurance subsidiaries include Ameritas Variable Life Insurance Company, First Ameritas Life Insurance Corp. of New York, Pathmark Assurance Company, and Bankers Life Nebraska Company, a holding company, which owns 100% of Ameritas Bankers Assurance Company. In addition to the insurance subsidiaries the Company conducts other diversified financial service-related operations through the following wholly-owned subsidiaries: Veritas Corp. (a marketing organization for low-load insurance products); BLN Financial Services, Inc., which owns 100% of Ameritas Investment Corp. (a broker/dealer), Ameritas Investment Advisors, Inc. (an advisor providing investment management services to the Company and other insurance companies); FMA Realty Inc. (a real estate management firm); and Ameritas Managed Dental Plan, Inc. (a prepaid dental organization).

BASIS OF PRESENTATION
  The accompanying financial statements have been prepared in accordance with life insurance accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska. While appropriate for mutual life insurance companies, such accounting practices differ in certain respects from generally accepted accounting principles followed by other business enterprises. The
Financial Accounting Standards Board (FASB) has undertaken consideration of changing those methods constituting generally accepted accounting principles applicable to mutual life insurance companies. In accordance with pronouncements issued by the FASB in 1993 and1994, financial statements prepared on the basis of statutory accounting practices can no longer be described as prepared in conformity with generally accepted accounting principles for fiscal years beginning after December 15, 1995.

  The Company is permitted by the Insurance Department of the State of Nebraska to establish a deferred income tax liability to account for future taxes expected to be paid although such a liability is not required (see Note 5, Federal Income Taxes).

USE OF ESTIMATES
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  The principal prescribed accounting and reporting practices followed are:

INVESTMENTS
  Investments are reported according to valuation procedures prescribed by the National Association of Insurance Commissioners (NAIC), and generally: bonds and mortgage loans are valued at amortized cost; real estate at cost less accumulated depreciation when an operating investment, on the equity method when operated as a partnership, or at amortized cost when a purchase lease; preferred stock at cost; common stock of unaffiliated companies at market value; and investments in subsidiaries and investments in limited partnerships are valued on the equity basis.

  Realized capital gains and losses, including valuation allowances on specific investments, are recorded in the Statements of Operations and unrealized gains and losses are credited or charged to policyowners' contingency reserves.

AFFILIATES
  Investments in subsidiaries are reported in the balance sheets at equity in net assets. Dividends from these subsidiaries are included in investment income. The equity in undistributed net earnings or loss is credited or charged to policyowners' contingency reserves.

                          AMERITAS LIFE INSURANCE CORP.
                               PARENT COMPANY ONLY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


I. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
   -------------------------------------------------------

  The following amounts report totals for subsidiaries at December 31 and for the years then ended:

                                                  1995            1994
                                              -------------   -------------
                                                     (000's omitted)
   Total assets                              $    749,917    $   526,280
   Equity in net assets                            30,932         28,559
   Dividends received                                 150            500
   Equity in undistributed net income/(loss)          464         (3,055)


  Services are provided and received by and between the Company and its subsidiaries under administrative service agreements. The costs/recoveries associated with these agreements are reflected in operations.

  The Company has entered into guarantee agreements with two of its life insurance subsidiaries, Ameritas Variable Life Insurance and Ameritas Bankers Assurance Company. Under the agreements the Company guarantees the full, complete and absolute performance of all duties and obligations of these affiliates. Most of the affiliate amounts shown above relate to these subsidiaries.

  The Company has entered into a guarantee agreement with its subsidiary, Ameritas Managed Dental Plan, Inc. Under the agreement, the Company guarantees to maintain surplus of the affiliate at the required minimum level.

NON-ADMITTED ASSETS
  Certain assets (primarily furniture and equipment and software) are designated as "non- admitted" under Insurance Department accounting requirements. These assets are excluded from the balance sheets by adjustments to policyowners' contingency reserves. Total "non-admitted assets" were $11.7 million in both 1995 and 1994.

SEPARATE ACCOUNT BUSINESS
  Separate account assets and liabilities are segregated and are exclusively for the benefit of certain pension contract holders. Assets in separate accounts are held at market value.

RESERVES
  Policy reserves for life and annuity policies are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods established by the Insurance Department of the State of Nebraska.
  The liability for funds left on deposit with the Company includes deposit administration funds deposited on behalf of employer-employee or trustee groups to provide immediate and future retirement benefits. These funds are part of the general funds of the Company. The Company is not responsible for the adequacy of these funds to meet specified fund benefits.
   Reserves for unpaid claims include claims reported and unpaid and claims not yet reported, the latter estimated on the basis of historical experience. As such amounts are necessarily estimates, the ultimate liability will differ from the amount recorded and will be reflected in operations when additional information becomes known.
  The interest maintenance reserve is calculated based on the prescribed method developed by the NAIC. Realized gains and losses, net of tax, resulting from interest rate changes on fixed income investments are deferred and credited to this reserve. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment. Amortization included in investment income, was $1.6 million, $1.2 million and $.6 million for 1995, 1994 and 1993.
  The asset valuation reserve is a required appropriation of surplus to provide for possible losses that may occur on certain investments held by the Company. The reserve is computed based on holdings of bonds, stocks, mortgages, real estate and short-term investments and realized and unrealized gains and losses, other than those resulting from interest rate changes. Changes in the reserve are charged or credited to policyowners' contingency reserves.

                          AMERITAS LIFE INSURANCE CORP.
                               PARENT COMPANY ONLY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


I. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
   -------------------------------------------------------

RECOGNITION OF PREMIUM INCOME AND RELATED EXPENSES
  Premiums are credited to revenue over the premium paying periods of the related policy. Annuity and pension fund deposits are recognized as income when received. Policy acquisition costs, such as commissions and other marketing and issuance expenses incurred in connection with acquiring new business, are charged to operations as incurred.

  Premium income for the years ended December 31 consists of the following:

                                                1995           1994          1993
                                             -----------   ------------  ------------
                                                        (000's omitted)
      Individual life and annuity           $    72,090   $    64,716   $    61,582
      Group life and health                     154,167       150,301       136,761
      Group annuity                               3,304         1,252           242
                                             -----------   ------------  ------------
         Total                              $   229,561   $   216,269   $   198,585
                                             ===========   ============  ============


DIVIDENDS TO POLICYOWNERS
  A portion of the Company's business has been issued on a participating basis. The amount of policyowners dividends to be paid is determined annually by the Board of Directors.

INCOME TAXES
   The Company files a consolidated life/non-life return with its subsidiaries. An agreement among the members of the consolidated group provides for distribution of consolidated tax results as if filed on a separate return basis. The current income tax expense or benefit (including effects of capital gains and losses and net operating losses) is apportioned generally on a sub-group (life/non-life) basis.


2. FINANCIAL INSTRUMENTS:
   ----------------------
  The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Bonds
  For publicly traded securities, fair value is determined using an independent pricing source. For securities without a readily ascertainable fair value, the value has been determined using an interest rate spread matrix based upon quality, weighted average maturity and Treasury yields.

Short-term investments
  The carrying amount approximates fair value because of the short maturity of these instruments.

Mortgage loans
  Mortgage loans in good standing are valued on the basis of discounted cash flow. The interest rate that is assumed is based upon the weighted average term of the mortgage and appropriate spread over Treasuries. Mortgage loans in default totaling $1.0 million and $3.9 million at December 31, 1995 and 1994 are not included in the fair value calculation or carrying amount.

Real estate
  Because real estate purchase leases include renewal options and residual interests in real estate, a fair value was not practicably determinable. All other real estate is excluded from the fair value calculation.

Stocks
  For publicly traded securities, fair value is determined using prices provided by the NAIC. Stocks in affiliates are carried on the equity method and therefore not included as part of the fair value disclosure.

                          AMERITAS LIFE INSURANCE CORP.
                               PARENT COMPANY ONLY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


2. FINANCIAL INSTRUMENTS (continued):
   ----------------------------------
Partnerships
  Fair values for venture capital partnerships are estimated based on values as last reported by the partnership and discounted for their lack of marketability. Real estate partnerships are carried on the equity method and are excluded from the fair value disclosure.

Other assets
  The fair value of these assets approximates book value.

Loans on life insurance policies
    Fair values for policy loans are estimated using a discounted cash flow analysis at interest rates currently offered for similar loans. Policy loans with similar characteristics are aggregated for purposes of the calculations.

Cash
  The carrying amounts reported in the balance sheet equals fair value.

Accrued investment income
  Fair value of accrued investment income equals stated value.

Funds left on deposit
  Funds left on deposit with a fixed maturity are valued at discounted present value using market interest rates. Funds on deposit which do not have fixed maturities are carried at the amount payable on demand at the reporting date.

  Estimated fair values presented below, as of December 31, do not necessarily represent the value for which the financial instrument could have been sold:


                                                                   1995                           1994
                                                        ----------------------------  ----------------------------
                                                          Carrying          Fair         Carrying        Fair
                                                           Amount           Value         Amount         Value
                                                        -------------   ------------  -------------  -------------
                                                                              (000's omitted)
                Financial Assets:
                   Bonds                                $ 1,087,011   $  1,158,742   $   1,063,297   $  1,023,489
                   Short-term investments                    81,902         81,902          35,999         35,999
                   Mortgage loans                           198,788        215,806         192,179        192,294
                   Stocks - other than affiliates            60,764         60,761          46,717         46,462
                   Partnerships - joint ventures             20,755         26,523          19,929         26,971
                   Other assets                               1,626          1,626           2,084          2,084
                   Loans on life insurance policies          66,529         59,027          67,883         51,035
                   Cash                                         361            361           3,142          3,142
                   Accrued investment income                 23,077         23,077          24,192         24,192

                Financial Liabilities:
                   Funds left on deposit                    633,715        636,681         626,877        599,413

                          AMERITAS LIFE INSURANCE CORP.
                               PARENT COMPANY ONLY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


3. INVESTMENTS IN BONDS AND STOCKS-OTHER THAN AFFILIATES:
   ------------------------------------------------------

  The table below provides additional information relating to bonds and stocks-other than affiliates held by the general account at December 31, 1995:


                                                                        Gross            Gross
                                       Amortized          Fair        Unrealized      Unrealized       Carrying
                                         Cost             Value         Gains           Losses           Value
                                     -------------   --------------  ------------   --------------   ------------
                                                               (000's omitted)
Bonds:
    U.S. Corporate                  $     684,376    $     732,622  $     50,202   $       1,956    $    684,376
    Mortgage-backed                       244,042          254,727        10,920             235         244,042
    U.S. Treasury securities and
    obligations of U.S. government
    corporations and agencies             142,014          153,608        11,685              91         142,014
    Foreign                                16,579           17,785         1,206              --          16,579
                                     -------------    -------------  ------------   --------------   ------------
         Total Bonds                $   1,087,011    $   1,158,742  $     74,013   $       2,282    $  1,087,011
                                     =============    =============  ============   ==============   ============
Stocks-other than affiliates        $      30,580    $      60,761  $     30,633   $         452    $     60,764
                                     =============    =============  ============   ==============   ============



  The comparative data as of December 31, 1994 was as follows:


                                                                        Gross            Gross
                                       Amortized          Fair        Unrealized      Unrealized       Carrying
                                         Cost             Value         Gains           Losses           Value
                                     -------------   --------------  ------------   --------------   ------------
                                                               (000's omitted)
Bonds:
    U.S.  Corporate                 $     605,096    $     584,873    $   9,827    $      30,050    $    605,096
    Mortgage-backed                       249,851          235,935        3,029           16,945         249,851
    U.S. Treasury securities and
    obligations of U.S. government
    corporations and agencies             146,610          144,592        4,979            6,997         146,610
    States and political subdivisions          80               79           --                1              80
    Foreign                                61,660           58,010          302            3,952          61,660
                                     -------------    -------------   -----------    --------------   ------------
         Total Bonds                $   1,063,297    $   1,023,489   $   18,137   $       57,945     $ 1,063,297
                                     =============    =============   ===========    ==============   ============
Stocks-other than affiliates        $      29,599    $      46,462   $   18,924   $        2,061     $    46,717
                                     =============    =============   ===========    ==============   ============



  The carrying value and fair value of bonds at December 31, 1995 by contractual maturity are shown below. Maturity is determined based on call date, if any. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                         Fair              Carrying
                                                                         Value               Value
                                                                    --------------       -------------
                                                                             (000's omitted)
          Due in one year or less                                  $       72,906       $      71,107
          Due after one year through five years                           260,469             244,025
          Due after five years through ten years                          492,052             460,048
          Due after ten years                                              78,588              67,789
          Mortgage-backed securities                                      254,727             244,042
                                                                    --------------        -------------
                           Total Bonds                             $    1,158,742       $   1,087,011
                                                                    ==============        =============

                          AMERITAS LIFE INSURANCE CORP.
                               PARENT COMPANY ONLY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


3. INVESTMENTS IN BONDS AND STOCKS-OTHER THAN AFFILIATES(continued):
   -----------------------------------------------------------------

  Bonds not due at a single maturity date have been included in the above table in the year of final maturity.

  Sales of bond investments in 1995 and 1993 resulted in proceeds of $2.9 million and $7.4 million. There were no sales of investments in bonds in 1994. Gross gains/(losses) of ($.1) million and $.6 million were realized on those sales in 1995 and 1993.

4. RESERVE FOR UNPAID CLAIMS:
   --------------------------

    Activity in the accident and health reserve for unpaid claims and claim adjustment expense is summarized as follows:


                                                                                Years Ended December 31,
                                                                       ------------------------------------------
                                                                          1995            1994           1993
                                                                       ------------   ------------   ------------
                                                                                   (000's omitted)

            Balance January 1,                                        $     14,250   $    14,510    $     13,128
            Reinsurance reserves (net)                                         (86)          (10)             10
            Incurred related to:
                     Current year                                          113,896       114,292         109,888
                     Prior year                                             (1,725)         (805)         (1,213)
                                                                       ------------   -----------    ------------
                        Total incurred                                     112,171       113,487         108,675
                                                                       ------------   -----------    ------------

            Paid related to:
                     Current year                                          100,378       100,474          95,822
                     Prior year                                             12,017        13,349          11,491
                                                                       ------------   -----------    ------------
                        Total paid                                         112,395       113,823         107,313
                                                                       ------------   -----------    ------------

            Balance December 31,                                            13,940        14,164          14,500
            Reinsurance reserves (net)                                         (40)           86              10
            Life and Annuity reserves                                        3,207         3,201           2,822
                                                                       ------------   -----------    ------------
            Total Reserves for Unpaid Claims                          $     17,107   $    17,451    $     17,332
                                                                       ============   ===========    ============



5. FEDERAL INCOME TAXES:
   ---------------------

  The provision for federal income taxes is based on the current law which requires companies to defer policy acquisition costs and amortize those costs in future periods. A second requirement effectively taxes surplus as defined under the law. As a result of the deferred acquisition costs and "surplus tax" requirements the provision for federal income taxes exceeds the statutory corporate rate.

  The tax returns for the years through 1990 have been examined and settled.

  The Company provides deferred taxes for temporary differences resulting from certain transactions, including those related to investments in tax benefit leases, unrealized gains and losses and other investment transactions.

6. REINSURANCE:
   ------------

  In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers. These arrangements provide greater diversification of business and limit the maximum net loss potential on large risks.

                          AMERITAS LIFE INSURANCE CORP.
                               PARENT COMPANY ONLY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


6. REINSURANCE(continued):
   -----------------------

  Following is a summary of the transactions through reinsurance operations:


                                                                            1995           1994             1993
                                                                       -------------  --------------   --------------
                                                                                      (000's omitted)
                        Premiums:
                          Assumed                                     $       7,514  $      2,790     $     1,823
                          Ceded                                               8,804         5,834           5,157
                        Claims:
                          Assumed                                             3,279         2,174             784
                          Ceded                                               9,890         2,516          15,859
                        Reserves:
                          Assumed                                             1,455         1,028             698
                          Ceded                                               6,461         7,345           6,609


  The Company remains contingently liable in the event that a reinsurer is unable to meet the obligations ceded under the reinsurance agreement. The amounts related to reinsurance assumed are primarily with a related party.

7. EMPLOYEE AND AGENT BENEFIT PLANS:
   ---------------------------------

  The Company's non-contributory defined benefit pension plan covers substantially all full-time employees. Pension costs include current service costs, which are accrued and funded on a current basis, and past service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets of this plan are not segregated.

  Following is a summary of plan benefit and asset information using a December 31st valuation date:

                                                                            1995         1994
                                                                         ----------   -----------
                                                                             (000's omitted)
                        Actuarial present value of
                          accumulated plan benefits:
                                Vested                                  $    18,371  $     18,208
                                Non-Vested                                      320           366
                                                                         ----------   -----------
                                                                        $    18,691  $     18,574
                                                                          =========    ==========
                        Net assets available for benefits               $    25,462  $     23,173
                                                                          =========    ==========


  The Company has generally funded annually the maximum allowed under IRS regulations. The Company made contributions totaling $ 1.5 million in both 1995 and 1994 and $1.6 million in 1993.

  The Company's employees and agents also participate in defined contribution plans that cover substantially all full-time employees and agents. Total Company contributions were $.8 million in 1995, 1994 and 1993.

In addition to pension benefits the Company provides certain health care benefits ("postretirement benefits") to retired employees. These benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the Company medical plan for the immediately preceding 5 years.

The Company accounts for the costs of its postretirement benefits as required by the National Association of Insurance Commissioners (NAIC). The Company has adopted a 401(h) plan to fund its postretirement benefit obligation. Funding of $.3 million, $.4 million and $.1 million was made in 1995, 1994 and 1993.

                          AMERITAS LIFE INSURANCE CORP.
                               PARENT COMPANY ONLY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


7. EMPLOYEE AND AGENT BENEFIT PLANS (continued):
   ---------------------------------------------

The status of the plan is as follows:

Accumulated postretirement benefit obligation:

                                                                            1995          1994
                                                                         -----------  ------------
                                                                            (000's omitted)
                        Retirees                                        $     2,634  $     3,012
                        Fully eligible active plan participants                 312          259
                        Unrecognized net gain/(loss)                            351          (60)
                                                                         -----------  ------------
                                                                              3,297         3,211
                        Fair value of plan assets                               755           442
                                                                         -----------  ------------
                                                                        $     2,542  $      2,769
                                                                          ==========  ============

The estimated accumulated postretirement benefit for non-eligible active plan participants are $1.7 million, $1.6 million and $1.5 million as of December 31, 1995, 1994 and 1993, respectively.

Postretirement benefit cost for the year ended December 31, consisted of the following components:


                                                                     1995         1994         1993
                                                                  ----------  ------------  ----------
                                                                           (000's omitted)
                   Service costs                                 $       33  $        62  $        66
                   Interest cost on accumulated postretirement
                       benefit obligation                               202          220          253
                   Expected return on assets                            (38)          (3)          --
                                                                  ----------  ------------  ----------
                                                                 $      197  $       279   $      319
                                                                  ==========  ============  ==========


The assumed health care cost trend line rate used in measuring the accumulated postretirement benefit obligation, for pre-65 employees, was 9.5% in 1995 decreasing linearly each successive year until it reaches 5.5% in 1999, after which it remains constant. A one-percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement health care cost by approximately 0.6%. The assumed discount rate used in determing the accumulated postretirement benefit obligation was 7.5%.

8. COMMITMENTS:
   ------------

  Investment: As of December 31, 1995, commitments were outstanding for investments to be made in 1996 and after, totaling approximately $11 million. Securities commitments represented $1 million, and mortgage loan and real estate commitments approximated $10 million. These commitments have been made in the normal course of investment operations.
  State life and health guaranty funds: As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in life and health insurance guaranty funds. Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state. In some states these assessments may be applied against premium taxes. The Company has estimated its costs related to past insolvencies and has provided a reserve included in other liabilities of $2.0 million and $1.6 million as of December 31, 1995 and 1994, respectively.

9. SUBSEQUENT EVENTS - UNAUDITED:
   ------------------------------

  On April 1, 1996 Ameritas Life Insurance Corp. consummated an agreement with American Mutual Life Insurance Company whereby Ameritas Variable Life Insurance Company (AVLIC) became a wholly-owned subsidiary of a newly formed holding company, AMAL Corporation. The agreement was announced March 11, 1996. The holding company will contribute approximately $18 million of additional paid-in capital to AVLIC. Under terms of the agreement the AMAL Corporation will initially be 66% owned by Ameritas Life and 34% owned by American Mutual. American Mutual has options to purchase an additional 15% interest over the next five years if certain production requirements are met. Ameritas Life, American Mutual and AMAL Corporation guarantee the obligations of AVLIC. This guarantee will continue until AVLIC is recognized by a National Rating Agency as having a financial rating equal to or greater than Ameritas Life, or until AVLIC is acquired by another insurance company who has a financial rating by a National Rating Agency equal to or greater than Ameritas Life and who agrees to assume the guarantee; provided that if AML sells its interest in AMAL Corporation to another insurance company who has a financial rating by a National Rating Agency equal to or greater than that of AML, and the purchaser assumes the guarantee, AML will be relieved of its obligations under the Guarantee.

  Effective January 1, 1996, with the approval of the State of Nebraska Insurance Department, AVLIC changed reserving methods used for most existing products resulting in an increase in statutory surplus of approximately $23.4 million.

                                     PART C
                                OTHER INFORMATION



Item 24.   Financial Statements and Exhibits

     a)   Financial Statements:

     The financial statements of Ameritas Life Insurance Corp. are filed in Part
     B. No financial statements will be included for Ameritas Life Insurance Corp. Separate Account LLVA, as it had no assets or liabilities and had not commenced operations as of the date of this registration statement.

     Ameritas Life Insurance Corp.:

     -  Report of Deloitte & Touche LLP, independent auditors.

     -  Balance Sheets as of December 31, 1995 and 1994.

     - Statements of Operations and Policyowners' Contingency Reserves for each of the three years in the period ended December 31, 1995.

     - Statements of Cash Flows for each of the three years in the period ended December 31, 1995.

     - Notes to Financial Statements for the three years in the period ended December 31, 1995.


All schedules of the Company for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or have been disclosed in the Notes to the Financial Statements and therefore have been omitted.

There are no financial statements included in Part A.

     b) Exhibits

     Exhibit Number          Description of Exhibit
     --------------          ----------------------

     (1) Resolution of Board of Directors of Ameritas Life Insurance Corp. establishing Ameritas Life Insurance Corp. Separate Account LLVA.*

     (2)                     Not applicable.

     (3)(a)                  Principal Underwriting Agreement.**

     (3)(b)                  Form of Selling Agreement.*

     (4)                     Form of Variable Annuity Contract.*

     (5)                     Form of Application for Variable Annuity Contract.

     (6)(a)                  Certificate of Incorporation of Ameritas Life
                             Insurance Corp.*

     (6)(b)                  Bylaws of Ameritas Life Insurance Corp.*

     (7)                     Not applicable.

     (8)(a)                  Participation Agreement.*

     (8)(b)                  Proposed Participation Agreement.*

     (8)(c)                  Proposed Participation Agreement.**

     (8)(d)                  Proposed Participation Agreement.**

     (9)                     Opinion and consent of Norman M. Krivosha.

     (10)(a)                 Independent Auditors' Consent.

     (11)                    No financial statements are omitted from Item 23.

     (12)                    Not applicable.

     (13)                    Not applicable.

* Incorporated by reference to the initial registration statement for Ameritas Life Insurance Corp. Separate Account LLVA (File No. 333-5529), filed on June 7, 1996.

** Incorporated by reference to the Pre-Effective  Amendment No. 1  for Ameritas
   Life Insurance Corp. Separate Account LLVA (File No. 333-5529), filed on October 3, 1996.

Item 25.   Directors and Officers of the Depositor.


     Name and Principal                    Position and Offices
     Business Address                      with Depositor
     ------------------                    ---------------------

     Lawrence J. Arth*                     Director, Chairman of the Board
                                           and Chief Executive Officer

     Kenneth C. Louis*                     Director, President and Chief
                                           Operating Officer

     Norman M. Krivosha*                   Executive Vice President, Secretary
                                           and Corporate General Counsel

     Jon C. Headrick*                      Executive Vice President-Investments
                                           and Treasurer

     James P. Abel**                       Director

     Duane W. Acklie**                     Director

     Robert C. Barth*                      Second Vice President and Assistant
                                           Controller

     Roxann Brennfoerder*                  Vice President - Pensions

     Wayne E. Brewster*                    Vice President - Variable Sales

     Robert W. Bush*                       Executive Vice President-Individual
                                           Insurance

     Jan M. Connolly*                      Vice President-Corporate Operations,
                                           Planning and Quality

     William W. Cook, Jr.**                Director

     Gerald B. Dimon*                      Vice President - Human Resources

     Bert A. Getz**                        Director

     William R. Giovanni*                  Senior Vice President and Chief
                                           Executive Officer-Ameritas Investment
                                           Corp.

     James R. Haire*                       Vice President - Corporate Actuary

     Thomas D. Higley*                     Vice President - Individual Financial
                                           Operations and Actuary

     Leslie D. Inman*                      Vice President - Group Marketing
                                           and Planning

     Steven K. Isaacs*                     Vice President - Group Field Sales

     Michael Jaskolka*                     Second Vice President - Information
                                           Services

     Marty L. Johnson*                     Second Vice President - Individual
                                           Underwriting

     Kenneth R. Jones*                     Vice President-Corporate Compliance
                                           and Assistant Secretary

     James R. Knapp**                      Director

     Robert F. Krohn**                     Director

     William W. Lester*                    Vice President-Securities

     Wilfred J. Maddux**                   Director

     JoAnn M. Martin*                      Senior Vice President-Controller and
                                           Chief Financial Officer

     Anthony Mazzarelli, Jr.*              Vice President-Individual Field Sales

     Bruce R. McMullen, M.D.*              Vice President and Medical Director

     David C. Moore*                       Executive Vice President - Group and
                                           Pensions

     William W. Nelson*                    Vice President - Group Administration

     Dale Niebuhr*                         Second Vice President-Internal Audit

     Gary R. Raymond*                      Vice President - Group Actuary

     Barry C. Ritter*                      Senior Vice President - Information
                                           Services

     Paul C. Schorr, III**                 Director

     William C. Smith**                    Director

     Donald R. Stading*                    Vice President and General Counsel -
                                           Insurance and Assistant Secretary

     Neal E. Tyner**                       Director

     Kenneth L. VanCleave*                 Vice President - Group Managed Care
                                           and Partnering


     Winston J. Wade**                     Director

     Jon B. Weinberg**                     Vice President-Mortgage Loans and
                                           Real Estate

     Steven L. Welton*                     Vice President-Individual Marketing


* Principal business address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510

** Principal address for: James P. Abel, NEBCO, Inc., P.O. Box 80268, Lincoln, Nebraska 68501; Duane W. Acklie, Crete Carrier Corporation, P.O. Box 81228, Lincoln, Nebraska 68501; William W. Cook, Jr., The Beatrice National Bank and Trust Company, P.O. Box 100, Beatrice, Nebraska 68310; Bert A. Getz, Globe Corporation, 3634 Civic Center Blvd., Scottsdale, Arizona 85251; James R. Knapp, The Brookhollow Group, 535 Anton Boulevard, Suite 100, Costa Mesa, California 92626; Robert F. Krohn, Krohn Corporation, 1427 South 85th Ave., Omaha, Nebraska 68124; Wilfred Maddux, Maddux Cattle Company, P.O. Box 217, Wauneta, Nebraska 69045; Paul C. Schorr, III, ComCor Holding, Inc., 6940 "O" Street, Suite 336, P.O. Box 57310, Lincoln, Nebraska 68505, William C. Smith, William C. Smith & Co., Cornhusker Plaza, Suite 401, 301 So. 13th Street, Lincoln, Nebraska 68508; Neal E. Tyner, NET Consultants, 6940 O Street, Suite 324, Lincoln, Nebraska 68510; Winston J. Wade, c/o PMI, Jockey Hollow Professional Park, P.O. Box 311, Mendham, New Jersey 07945.

Item 26

The depositor, Ameritas Life Insurance Corp., is a mutual life insurance company domiciled in Nebraska. The Registrant is a segregated asset account of Ameritas Life Insurance Corp.

The following chart indicates the persons controlled by or under common control with Ameritas Life Insurance Corp.:


[GRAPHIC OMITTED]

Omitted chart shows Ameritas organization. ALIC with its separate accounts is at the uppermost tier; second tier companies are: Ameritas Investment Advisors, Inc., Ameritas Managed Dental Plan, Inc. Bankers Life Nebraska Company, First Ameritas Life Insurance Corp. of New York, Pathmark Assurance Company, Veritas Corp., AMAL Corporation*, third tier companies are Ameritas Bankers Assurance Company which is owned by Bankers Life Nebraska Co., Ameritas Investment Corp. and Ameritas Variable Life Insurance Company with its separate accounts which are owned by AMAL Corporation.

(* AMAL Corporation is jointly owned by Ameritas and AmerUs Life Insurance Company).

All entities are Nebraska entities, except Ameritas Bankers Assurance Company and First Ameritas Life Insurance Corp. of New York, which are New York entities, and Ameritas Managed Dental Plan, Inc., which is a California entity.

All entities are wholly-owned by the person immediately controlling it, except AMAL Corporation, a holding company, which is jointly owned by Ameritas Life Insurance Corp., which owns a majority interest in AMAL Corporation, and AmerUs Life Insurance Company, which owns a minority interest in AMAL Corporation.

Bankers Life Nebraska Company and AMAL Corporation are holding companies. Veritas is a marketing agency. Ameritas Bankers Assurance Company and Pathmark Assurance Company are insurance companies.


Item 27.   Number of Contractowners

        As of November 20, 1996 there were 0 contractowners.

Item 28.   Indemnification

Ameritas Life Insurance Corp.'s By-laws provide as follows:

   "The Company shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer or employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

   Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amounts paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

   In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters


   a) Ameritas Investment Corp. which will serve as the principal underwriter for the variable annuity contracts issued through Ameritas Life Insurance Corp. Separate Account LLVA, also serves as the principal underwriter for variable life insurance contracts issued through Ameritas Life Insurance Corp. Separate Account LLVL. Ameritas Investment Corp. also serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account V, and variable annuity contracts issued through Ameritas Variable Life Insurance Company Separate Account VA-2.

   b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

       Name and Principal                   Positions and Offices
       Business Address                     with Underwriter
       ----------------                     ----------------

       Lawrence J. Arth*                    Director and Chairman of the Board

       Kenneth C. Louis*                    Director, Senior Vice President

       Norman M. Krivosha*                  Secretary and General Counsel

       William R. Giovanni*                 Director, President and Chief
                                            Executive Officer

       Jon C. Headrick*                     Treasurer

       D T Doan**                           Director and Senior Vice President

       Thomas C. Godlasky**                 Director

       Michael E. Sproule**                 Director

       Kenneth R. Jones*                    Vice President-Corporate Compliance
                                            and Assistant Secretary

       Thomas C. Bittner*                   Vice President-Marketing and
                                            Administration

       Janell D. Winsor*                    Vice President-Retail Sales Manager

       Alan R. Eveland*                     Vice President-Public Finance

       Robert W. Morrow*                    Vice President


* Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309

Item 30.   Location of Account and Records

   The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510

Item 31.   Management Services

   Not applicable.

Item 32.   Undertakings

   a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

   c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

   d) The Registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403(b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

   e) Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ameritas Life Insurance Corp. Separate Account LLVA, certifies that it has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 19th day of November, 1996.

                                                   AMERITAS LIFE INSURANCE CORP.
                                              SEPARATE ACCOUNT LLVA, Registrant

                                       AMERITAS  LIFE INSURANCE CORP., Depositor



Attest:     Norman M. Krivosha                  By:   Lawrence J. Arth
          --------------------                     -----------------------
                Secretary                           Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Directors and Principal Officers of Ameritas Life Insurance Corp. of Nebraska on the dates indicated.

       SIGNATURE                      TITLE                         DATE


/s/ Lawrence J. Arth       Director, Chairman of the Board    November 19, 1996
   ---------------------     and Chief Executive Officer
    Lawrence J. Arth

/s/ Kenneth C. Louis          Director, President and         November 19, 1996
   ---------------------      Chief Operating Officer
    Kenneth C. Louis

/s/ Norman M. Krivosha        Executive Vice President,       November 19, 1996
   ---------------------      Secretary and Corporate
    Norman M. Krivosha            General Counsel

/s/ Jon C. Headrick           Executive Vice President-       November 19, 1996
   ---------------------      Investments and Treasurer
    Jon C. Headrick

/s/ JoAnn M. Martin       Senior Vice President - Controller  November 19, 1996
   ---------------------      and Chief Financial Officer
    JoAnn M. Martin

/s/ James P. Abel                    Director                 November 19, 1996
   -------------------
    James P. Abel

/s/ Duane W. Acklie                  Director                 November 19, 1996
   -------------------
    Duane W. Acklie

/s/ William W. Cook, Jr.             Director                 November 19, 1996
   ---------------------
    William W. Cook, Jr.

/s/ Bert A. Getz                     Director                 November 19, 1996
   ---------------------
    Bert A. Getz

/s/ James R. Knapp                   Director                 November 19, 1996
   ---------------------
    James R. Knapp

/s/ Robert F. Krohn                  Director                 November 19, 1996
   ---------------------
    Robert F. Krohn

/s/ Wilfred J. Maddux                Director                 November 19, 1996
   ---------------------
    Wilfred J. Maddux

/s/ Paul C. Schorr, III              Director                 November 19, 1996
   ---------------------
    Paul C. Schorr, III

/s/ William C. Smith                 Director                 November 19, 1996
   ---------------------
    William C. Smith

/s/ Neal E. Tyner                    Director                 November 19, 1996
   ---------------------
    Neal E. Tyner

/s/ Winton J. Wade                   Director                 November 19, 1996
   ---------------------
    Winston J. Wade

      As filed with the Securities and Exchange Commission on November 20, 1996.
                                                      Registration No. 333-5529



                      SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                           --------------------------


                                    EXHIBITS


                                       TO


                                    FORM N-4


                          AMERITAS LIFE INSURANCE CORP.
                              SEPARATE ACCOUNT LLVA

                                  Exhibit Index
                                  -------------

  Exhibit                                                               Page
  -------                                                               ----

   99.B5        Form of Application for Variable Annuity Contract

   99.B9        Opinion and Consent of Norman M. Krivosha

   99.10a       Independent Auditors' Consent